 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number:  001-162171

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is the notice of the Annual General Meeting and Proxy Statement of Nordic American Tanker Shipping Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: April 27, 2011	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tanker Shipping Limited

April 27, 2011
TO THE SHAREHOLDERS OF
NORDIC AMERICAN TANKER SHIPPING LIMITED

Enclosed is a Notice of the Annual General Meeting of Shareholders of Nordic American Tanker Shipping Limited (the "Company") and related materials.  The Annual General Meeting will be held at the Company's offices located at the LOM Building, 27 Reid Street, Hamilton, Bermuda on June 1, 2011, at 10:00 a.m. Bermuda time (the "Meeting").

At the Meeting, the shareholders of the Company will consider and vote upon proposals:

1.	To elect a total of seven directors to serve until the next Annual General Meeting of Shareholders ("Proposal One");

2.	To appoint Deloitte AS as the Company's independent auditors until the close of the next Annual General Meeting of Shareholders ("Proposal Two");

3.	To approve the Company's Amended and Restated Bye-laws ("Proposal Three");

4.	To increase the Company's authorized share capital ("Proposal Four"); and

5.	To approve a change of the Company's legal name from "Nordic American Tanker Shipping Limited" to "Nordic American Tankers Limited" ("Proposal Five").

Adoption of Proposals One, Two and Five requires the affirmative vote of a majority of the votes cast at the Meeting.  Adoption of Proposal Three requires the affirmative vote of three-quarters of the votes cast at the Meeting.  Assuming the adoption of Proposal Three, the adoption of Proposal Four requires the affirmative vote of a majority of the votes cast at the Meeting. We urge you to vote in favor of all the Proposals.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

The Company's 2010 Annual Report is available on the Company's website at www.nat.bm.  Any shareholder may receive a hard copy of the Company's 2010 Annual Report free of charge upon request.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Herbjørn Hansson
Chairman, Chief Executive Officer and President

NORDIC AMERICAN TANKER SHIPPING LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 1, 2011

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders (the "Meeting") of Nordic American Tanker Shipping Limited (the "Company") will be held on June 1, 2011 at 10:00 a.m. Bermuda time at the Company's offices located at the LOM Building, 27 Reid Street, Hamilton, Bermuda, for the following purposes, of which items 1 through 7 are more completely set forth in the accompanying Proxy Statement:

1.	To elect a total of seven directors to serve until the next Annual General Meeting of Shareholders;

2.	To appoint Deloitte AS as the Company's independent auditors until the close of the next Annual General Meeting of Shareholders;

3.	To approve the Company's Amended and Restated Bye-laws;

4.	To increase the Company's authorized share capital;

5.	To approve a change of the Company's legal name from "Nordic American Tanker Shipping Limited" to "Nordic American Tankers Limited";

6.	To lay before the shareholders the Company's audited financial statements for the year ended December 31, 2010; and

7.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

The Company's board of directors has fixed the close of business on April 25, 2011 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order Of The Board Of Directors

Timothy J Counsell
Secretary

April 27, 2011
Hamilton, Bermuda

NORDIC AMERICAN TANKER SHIPPING LIMITED

______________________

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 1, 2011

________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the "Board" or the "Directors") of Nordic American Tanker Shipping Limited, a Bermuda company (the "Company"), for use at the Company's Annual General Meeting of Shareholders to be held at the Company's offices located at the LOM Building, 27 Reid Street, Hamilton, Bermuda, at 10:00 a.m. Bermuda time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about April 27, 2011.

VOTING RIGHTS AND OUTSTANDING SHARES

On April 25, 2011 (the "Record Date"), the Company had outstanding 47,224,782 common shares, par value $0.01 per share (the "Common Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least one-third of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.

The Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "NAT."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, LOM Building, 27 Reid Street, Hamilton, Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has seven Directors.  As provided in the Company's bye-laws, each Director shall hold office until his successor is elected or appointed or until his earlier resignation or removal.  The Board has nominated the seven persons listed below for re-election as Directors.

Set forth below is information concerning each nominee for Director.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following seven nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees For Election To The Company's Board Of Directors

Information concerning the nominees for Director is set forth below:

Name	Age	Position
Herbjørn Hansson	63	Chairman, Chief Executive Officer, President and Director
Hon. Sir David Gibbons	83	Director
Andreas Ove Ugland	56	Director
Jim Kelly	57	Director
Jan Erik Langangen	61	Director
Paul J. Hopkins	63	Director
Richard H. K. Vietor	66	Director

The biographies of the Company's present Directors are as follows:

Herbjørn Hansson earned his M.B.A. at the Norwegian School of Economics and Business Administration and Harvard Business School. In 1974 he was employed by the Norwegian Shipowners' Association, and from 1975 to 1980, served as the Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world's independently-owned tanker fleet, excluding state-owned and oil company fleets. During the 1980s, Mr. Hansson was the Chief Financial Officer of Kosmos/Andres Jahre, which at that time was one of the largest Norwegian-based shipping and industry groups. In 1989, he founded Ugland Nordic Shipping AS, or UNS, which became one of the world's largest owners of specialized shuttle tankers. Mr. Hansson served as the company's Chairman and as its Chief Executive Officer from 1993 to 2001 when UNS was sold to Teekay Shipping Corporation, or Teekay, for a total value of $780.0 million. He continued to work with Teekay, most recently as Vice Chairman of Teekay Norway AS, until September 1, 2004 when he started working for the Company full-time. Mr. Hansson is the founder and has been the Chairman and Chief Executive Officer of the Company since its establishment in 1995. He also is a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.

Sir David Gibbons has been a Director since September 1995. Sir David served as the Premier of Bermuda from August 1977 to January 1982. Sir David has served as Chairman of The Bank of N.T. Butterfield and Son Limited from 1986 to 1997, as Chairman of Colonial Insurance Co. Ltd. since 1986 and as Chief Executive Officer of Edmund Gibbons Ltd. since 1954. Sir David Gibbons is a member of our Audit Committee.

Andreas Ove Ugland has been a Director since 1997. Mr. Ugland has also served as director and Chairman of Ugland International Holding plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Høegh Ugland Autoliners AS and Buld Associates Inc. He has spent his entire career in shipping in the Ugland family-owned shipping group. Mr. Ugland is the Chairman of our Audit Committee.

Paul J. Hopkins has been a Director since June 2005. Until March 2008, Mr. Hopkins was also a Vice President and a director of Corridor Resources Inc., a Canadian publicly traded exploration and production company. From 1989 to 1993 he served with Lasmo as Project Manager during the start-up of the Cohasset/Panuke oilfield offshore Nova Scotia, the first offshore oil production in Canada. Earlier, Mr. Hopkins served as a consultant on frontier engineering and petroleum economic evaluations in the international oil industry. Mr. Hopkins was seconded by Chevron UK in 1978 to assist with the gas export system for the Ninian Field. Previously, beginning in 1973, he was employed with Ranger Oil (UK) Limited, being involved in the drilling and production testing of oil wells in the North Sea. Through the end of 1972, he worked with Shell Canada as part of its offshore Exploration Group.

Richard H. K. Vietor has been a Director since July 2007. Mr. Vietor is the Paul Whiton Cherrington Professor of Business Administration at Harvard Business School where he teaches courses on the regulation of business and the international political economy.  He was appointed Professor in 1984.  Before coming to Harvard Business School in 1978, Professor Vietor held faculty appointments at Virginia Polytechnic Institute and the University of Missouri.  He received a B.A. in economics from Union College in 1967, an M.A. in history from Hofstra University in 1971, and a Ph.D. from the University of Pittsburgh in 1975.

Jim Kelly has been a Director since June 2010.  Mr. Kelly has worked for Time Inc., the world's largest magazine publisher, since 1978. He served as foreign editor during the fall of the Soviet Union and the first Gulf War, and was named deputy managing editor in 1996. In 2001, Mr. Kelly became the magazine's managing editor, and during his tenure, the magazine won a record four National Magazine awards. In 2004, Time Magazine received its first EMMA for its contribution to the ABC News Series "Iraq: Where Things Stand." In late 2006, Mr. Kelly became the managing editor of all of Time Inc., helping supervise the work of more than 2,000 journalists working at 125 titles, including Fortune, Money, Sports Illustrated and People. Since 2009, Mr. Kelly has worked as a consultant at Bloomberg LP and taught at Princeton and Columbia Universities.

Jan Erik Langangen has been a Director since June 2010 and served as the Executive Vice President, Business Development and Legal, of our manager, Scandic American Shipping Ltd., from November 2004 through September 2010, when Mr. Langangen's employment was transferred to the Company. Mr. Langangen previously served as the Chief Financial Officer from 1979 to 1983, and as Chairman of the Board from 1987 to 1992, of Statoil, an oil and gas company that is controlled by the Norwegian government and that is the largest company in Scandinavia. He also served as Chief Executive Officer of UNI Storebrand from 1985 to 1992. Mr. Langangen was also Chairman of the Board of the Norwegian Governmental Value Commission from 1998 to 2001, being appointed by the Norwegian Prime Minister. Mr. Langangen is a partner of Langangen & Helset, a Norwegian law firm and previously was a partner of the law firm Langangen & Engesæth from 1996 to 2000 and of the law firm Thune & Co. from 1994 to 1996. Mr. Langangen received a Masters of Economics from The Norwegian School of Business Administration and his law degree from the University of Oslo.

Audit Committee.  In accordance with the rules of the NYSE, the Board has established an Audit Committee, consisting of two independent Directors.  The members of the Audit Committee are Andreas Ove Ugland and Sir David Gibbons.

Officers.  Mr. Hansson serves as the Company's President and Chief Executive Officer.  Turid M. Sørensen is the Company's Chief Financial Officer. Rolf Amundsen is the Company's Chief Investor Relations Officer.

Required Vote.  Approval of Proposal One will require the affirmative vote of a majority of the votes cast by shareholders entitled to vote in the election.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the appointment of Deloitte AS as the Company's independent auditors for the ensuing year until the close of the next Annual General Meeting of Shareholders.  The Board will also lay before the Meeting the Company's audited financial statements for the year ended December 31, 2010.  These financial statements are included in the Company's 2010 Annual Report which is available on the Company's website at www.nat.bm.  Any shareholder may receive a hard copy of the Company's 2010 Annual Report free of charge upon request.

Deloitte AS has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote thereon.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE AS AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE ENSUING YEAR UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF THE COMPANY'S AMENDED AND RESTATED BYE-LAWS

Purpose

The purpose of Proposal Three is for the Company to adopt bye-laws that are suited to the Company's status as an operating company with a large and diverse shareholder base.

Background

The Company was founded in 1995 as a passive structure with a small shareholder base consisting of institutions.  At that time, the Company's business consisted solely of owning and bareboat chartering to BP Shipping Ltd. ("BP") three Suezmax tankers.  BP, in turn, operated the Company's vessels.  The Company's bye-laws reflected the Company's status as a non-operating company with a limited shareholder base.  In 2004, the Company's charters with BP expired and the Company became an operating company.  Since that time, the Company's fleet has grown to 19 Suezmax tankers, including two newbuilding Suezmax tankers that are scheduled for delivery in September 2011 and December 2011, respectively.

Since the Company's founding, its shareholder base has changed from a limited institutional base to an overwhelmingly retail base.  The Company currently has over 100,000 shareholders, many of them holders of a relatively small number of shares.  This growth and dispersion of the Company's shareholder base has made it more difficult for the Company to obtain quorums for its shareholder meetings (one-third of the outstanding shares) and extremely difficult to obtain the requisite vote for changes to its bye-laws (two-thirds of the outstanding shares).  In effect, this abnormally high vote requirement, set at the time of the Company's founding as a passive structure, has deprived the Company's shareholders of the right to consider changes in its corporate governance.  It became apparent that the only way to give the Company's shareholders the right to amend its bye-laws was to find a means under Bermuda law which would set the requisite vote required in order to amend the Company's bye-laws at a reasonable level.

Bermuda law does not provide for mergers but rather only for amalgamations.  In a Bermuda amalgamation, two companies amalgamate and continue as one company.  The properties, liabilities and obligations of each amalgamating company become those of the amalgamated company, and the date of incorporation remains the Company's original date of incorporation.

Accordingly, on April 20, 2011, the Board approved a short form amalgamation under Section 107 of the Bermuda Companies Act 1981 (the "Act") with the Company's wholly-owned subsidiary, Victoria Shipping Limited (the "Subsidiary").  The Subsidiary's bye-laws were identical to those of the Company except for one provision: instead of requiring the affirmative vote of two-thirds of the outstanding shares to approve an amendment, the bye-laws provided that the affirmative vote of three-quarters of the votes cast at a meeting would be required for such an amendment.  In the Board's view, the requirement for three-quarters of the votes cast at a meeting to approve an amendment to the bye-laws would protect the shareholders' rights while enabling them to make meaningful decisions concerning the Company's basic corporate charter document.

Following the amalgamation, under Bermuda law, the bye-laws of the Subsidiary have become those of the Company. As set forth above, the Company's post-amalgamation bye-laws are identical to the Company's pre-amalgamation bye-laws, with the exception being that the Company's bye-laws now may be amended by the affirmative vote of three-quarters of the shareholders present and voting at a meeting. Without amending its bye-laws to provide for this reasonable threshold for shareholders to approve bye-law amendments, the Company would not be able to increase its authorized share capital or make other changes which would modernize its bye-laws from the time they were adopted in the mid-1990's.

Consequences of the Amalgamation

In the amalgamation:

•	The Company's name did not change;
•	The Company's Memorandum of Association did not change;
•	The Board and officers did not change;
•	All shares of the Company's stock held immediately prior to the amalgamation automatically became shares of stock of the Company post-amalgamation;
•	All of the Company's assets and liabilities pre-amalgamation automatically became those of the Company post-amalgamation; and
•	No additional shares were issued.

Amended and Restated Bye-Laws

The Board now recommends that the shareholders adopt amended and restated bye-laws that are suited to its status as an operating company with a large and diverse retail and institutional shareholder base.

As discussed above, the only change to the Company's bye-laws that resulted from its amalgamation with the Subsidiary was the ability to amend the Company's bye-laws by the affirmative vote of three-quarters of the votes cast in respect of all shares represented in person or by proxy. Pursuant to this change, the Board proposes that the Amended and Restated Bye-Laws attached hereto as Exhibit A be approved by the shareholders.  The Board believes that approval of the Amended and Restated Bye-Laws is appropriate in order to enable the Company to increase its authorized share capital (further described in Proposal Four herein) and otherwise modernize its bye-laws.

Material Changes

A summary of the material provisions that will take effect if the shareholders approve the Amended and Restated Bye-Laws are set forth below.  This summary is qualified by reference to the complete text of the proposed Amended and Restated Bye-Laws annexed hereto as Exhibit A.

Share Capital

•
Definitive rights to which holders of our common shares are entitled, including (i) receiving dividends and/or distributions from such profits, reserves or other available sources as the Board may determine, (ii) being paid the surplus of the Company's remaining assets after payment of its liabilities in any liquidation, reduction of capital or similar event and (iii) receiving notice of and the opportunity to attend and vote at our general meetings, with each common share representing one vote.

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The Board may allot our undesignated shares in more than one series and attach particular rights and restrictions to any undesignated shares through a resolution of the Board; provided, however, that the Board may not attach any rights or restrictions to our undesignated shares that would alter or abrogate any of the special rights attached to any other class or series of shares and that the terms of redemption of any such undesignated shares be determined by a shareholder resolution or insofar as the shareholders do not provide a resolution, by a resolution of the Board.

•	The terms of any redeemable preference shares may provide for the whole or any part of the amount due on redemption to be paid or satisfied in a form other than cash.

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The Board may authorize us to purchase any class of our own shares at any price (whether at par or above or below par) to be held as treasury shares or otherwise.  Any shares to be so purchased may be selected in any manner whatsoever and the whole or any part of the amount payable on any such purchase may be paid or satisfied with non-cash considerations.

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Our authorized share capital may be increased with the approval of a majority of votes cast in respect of all shares represented in person or by proxy.  This bye-law replaces our previous bye-law that required the approval of two-thirds of all votes attached to our issued and outstanding common shares in order to increase our authorized share capital.

Shares

•	Any shares held by us as treasury shares shall be at the disposal of the Board, which may elect to hold, dispose of, transfer or cancel all or any of such shares.

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Shares may be issued in fractional denominations and shall have, in proportion to the fraction of a whole share that such fractional denomination represents, all the rights of a whole share, including (but not limited to) the right to vote, receive dividends and distributions and participate in any winding-up process.

Lien

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Whenever any law imposes any immediate or future liability on us to make any payment in respect of any shares registered in any of our registers, we shall (i) be fully indemnified by the affected shareholder(s), (ii) have a lien upon all dividends and other monies payable in respect of the shares registered in any of our registers for all monies we have paid or that are payable by us in respect of the shares plus interest at a rate of 15% per annum from the date of payment until the date of repayment, (iii) have the ability to recover as debt due from any relevant shareholder(s) any monies paid by us under such law plus interest in excess of any dividends or other monies due or payable by us and (iv) have the ability to refuse to register a transfer of any shares by any shareholder(s) until we have been fully repaid any money we pay out under any such law plus interest.

Notice Of General Meetings

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If we call a meeting other than our Annual General Meeting by shorter notice than is required by our bye-laws, it shall be deemed to have been duly called if 75% or more of the shareholders having the right to attend and vote at such meeting agree to such meeting.  Our bye-laws previously required agreement from 95% of the shareholders having the right to attend and vote at such meeting.

•	A shareholder that is present at any meeting of the Company or our shareholders is deemed to have received notice of such meeting and the purpose for which it was called.

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The Board may cancel or postpone a meeting of our shareholders after such meeting has been convened.  Notice of such cancellation or postponement must be served upon all of our shareholders entitled to notice of the meeting so cancelled or postponed.  If the meeting is postponed to a specific date, notice of the new meeting date must be provided.

General Meetings At More Than One Place

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The notice of any meeting or adjourned meeting of the shareholders may specify a place for such meeting and the Board shall make arrangements for simultaneous attendance and participation in a satellite meeting at other places by our shareholders.  Our shareholders that are present at any such satellite meeting location and entitled to vote shall be counted in the quorum for, and shall be entitled to vote at, the general meeting in question provided that the chairman of such general meeting is satisfied that such shareholders are able to communicate simultaneously and instantaneously with the persons present in other meeting places and have access to all documents that have been made available at the meeting.  If it appears to the chairman that the facilities at the place specified in the notice for such meeting or any satellite meeting location are or become inadequate for these purposes, the chairman may, at his or her sole discretion, interrupt or adjourn the general meeting.  All business conducted up to the time of such interruption or adjournment shall be valid.

•
The Board may make arrangements in order to control the attendance levels of satellite shareholder meeting locations provided that a shareholder who is not entitled to attend a general meeting at one particular location will be entitled to attend at one of the other locations.

Proceedings At General Meetings

•	A general meeting of our shareholders may be held with only one individual present provided that the requirement for a quorum is satisfied.

•	If at any adjourned meeting a quorum is not present within 15 minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

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A resolution may only be put to a vote at a meeting of our shareholders if (1) it is proposed by or at the direction of the Board, (2) it is proposed at the direction of a court with jurisdiction over us, (3) it is proposed in a writing by the number of our shareholders as required by any relevant Bermuda law and (4) the chairman of the meeting decides that the resolution may properly be regarded as within the scope of the meeting.

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No amendment may be made to a resolution at or before the time when such resolution is put to a vote unless the chairman of the meeting decides that the amendment or the amended resolution may properly be put to a vote at that meeting.  If the chairman rules a resolution or an amendment to a resolution to be inadmissible or out of order, the proceedings of the meeting or on the resolution in question shall not be invalidated by any error in his ruling.  Any ruling by the chairman of the meeting in relation to a resolution or an amendment to a resolution shall be final and conclusive.

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The chairman of the meetings of our shareholders may adjourn the meeting to another time or place (or sine die) if the chairman believes it would facilitate the conduct of the business of the meeting or if he or she is so directed by the Board.  When a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Board.

Voting

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Our bye-laws may be amended with the approval of three-quarters of votes cast in respect of all shares represented in person or by proxy.  This replaces our previous bye-law that required all such amendments be approved by two-thirds of all votes attached to our issued and outstanding common shares.

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Our Memorandum of Association may be amended with the approval of a majority of votes cast in respect of all shares represented in person or by proxy.  This replaces our previous bye-law that required all such amendments be approved by two-thirds of all votes attached to our issued and outstanding common shares.

Proxies And Corporate Representatives

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A shareholder may appoint one or more persons as his or her proxy, with or without the power of substitution, to represent and vote on his or her behalf in respect of all or some of the shares held by that shareholder in respect of any matter requiring shareholder approval.  A proxy need not be a shareholder.

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A shareholder that is a corporation may, by written authorization, appoint any persons as its representative to represent it and vote on its behalf in respect of any matter requiring shareholder approval.

Appointment And Removal Of Directors

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Any Director retiring at an Annual General Meeting will be eligible for reappointment and will retain office until the close of the meeting, a resolution is passed at that meeting not to fill his or her vacancy or the resolution to reappoint such Director is voted upon and lost.

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If a Director's seat is not filled at the Annual General Meeting at which he or she retires, such Director shall be deemed to have been reappointed unless it is resolved by the shareholders not to fill the vacancy or a resolution for the reappointment of the Director is voted upon and lost.

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No person other than a Director retiring shall be appointed a Director at any general meeting unless (1) he or she is recommended by the Board or (2) a notice executed by a shareholder (not being the person to be proposed) has been received by our Secretary at least 120 days before and not more than 150 days before the date our proxy statement is released to shareholders in connection with the prior year's Annual General Meeting declaring the intention to propose an individual for the vacant directorship position.

Registration And Disqualification Of Directors

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The provisions of section 93 of the Companies Act of 1981 of Bermuda shall not apply to us.  This section permits shareholders to remove a company's director(s) at a special general meeting called for that purpose provided that the director is (1) served with notice of the meeting at least 14 days prior thereto and (2) is entitled to be heard at the meeting.

Alternate Directors

•	Alternate Directors shall cease to be alternate Directors if (1) their appointer ceases to be a Director, (2) they are removed from office or (3) they resign.

Directors' Interests

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A Director is deemed to have an interest in a transaction or arrangement with us if he or she is the holder of or beneficially interested in 20% or more of any share capital of or the voting rights to the entity with which we are proposing to enter into a transaction or arrangement, provided that any shares be disregarded that are held by such Director as bare or custodian trustee and in which he or she has no beneficial interest, any shares are comprised in a trust in which the Director's interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorized unit trust in which the Director is only interested as a unit holder.

Proceedings Of The Board

•
We may suspend or relax any provision of the bye-laws prohibiting a Director from voting at a meeting of the Board or ratify any transaction not duly authorized by reason of contravention of any such provision.

•
If there is a question regarding whether a Director is permitted to vote or be counted in a quorum, such question may be determined by the chairman of the Board.  If it is the chairman's ability to vote or counted in the quorum that is being questioned, it will be decided by the Board.

Officers

•
An appointment of a Director to an executive office shall terminate if such Director ceases to be a Director, unless otherwise specified by a resolution of the Board.  A Director appointed to an executive office shall not cease to be a Director if such Director's appointment to such executive office terminates.

•	The compensation of any Director holding executive office shall be determined by the Board.

Minutes

•
Our shareholders shall only be entitled to view the register of our shareholders, Directors and officers, as well as the financial information contained in our accounting records and minutes of meetings of our shareholders.

Service Of Notices And Other Documents

•
We have expanded and updated the means by which we are permitted to serve our shareholders with notice and documents.  In addition to personal delivery and postal mail service, our shareholders may also be served with notice or documents by courier to or leaving it at the shareholder's address appearing in our register, sending an email or facsimile to an address or number provided by the shareholder for such purposes or publication of an electronic record on the Company's website and providing notification of such publication by any of the aforementioned methods of providing notice.  Any notice of document is considered to have been received by the shareholder at the time of delivery if sent by personal delivery, 48 hours after it was put in the postal mail service, 24 hours after sending it by courier, 12 hours after sending it by email or facsimile and at the time that a notification of a publication of an electronic record on a website is made.  If we are unable to effectively convene a general meeting by notices sent through the postal mail service, a general meeting may be convened by a notice advertised in at least one national newspaper published in the territory concerned and such notice shall be deemed to have been duly served on each person entitled to receive it in that territory on the day, or on the first day, on which the advertisement appears.  In such instances, we must send confirmation copies of the notice by post if at least 5 days before the meeting the posting of notices to addresses throughout the territory once again becomes practicable.  The provisions relating to the service of notices and other documents on our shareholders shall also apply to the directors of the Board.

Destruction Of Documents

•
We are entitled to destroy certain documents relating to the transfer of registered shares, cancellation of shares, paid dividend warrants and checks and proxy instruments provided we maintain records of such for specified periods of time.

Untraced Shareholders

•
We are entitled to sell the shares of our shareholders if (1) dividends in respect of those shares have not been claimed for a period of 6 years and at least 3 cash dividends have become payable on the shares during that time, (2) we have placed an advertisement in local and national newspapers that are circulated in the relevant area after that 6 year period ends giving notice of our intention to sell such shares, (3) we do not receive any communication from the holders of such shares for 3 months after placing the newspaper advertisements and (4) we give notice to the securities exchange on which such shares are listed of our intention to sell the shares (provided such notice is required by the exchange).  The net proceeds of any such sale shall belong to us but the former shareholder shall be entered in our books as a creditor for the net proceeds of such sale.

Indemnity And Insurance

•
We and each of our shareholders agree to waive any claim or right of action we may have at any time against any of our Directors, officers or resident representatives appointed by the Board based on any action or inaction of such Directors, officers or resident representatives with the exception of any claims arising out of fraud or actions to recover any gain to which such director, officer or resident representative is not legally entitled.

•
Expenses incurred in defending a Director, officer or resident representative against any civil or criminal action for which indemnification is required must be paid by us in advance of the final disposition of such action upon receipt of an undertaking by or on behalf of such Director, officer or resident representative to repay such amount if any allegation of fraud or dishonesty is proven against him or her.  However, no monies in respect of our indemnification obligation shall be paid to the Director, officer or resident representative unless it is determined that his or her actions entitle him or her to indemnification.  This determination is made by a majority of the Board unless an uninterested quorum cannot be constituted, in which case it will be determined by a written opinion of legal counsel or a majority of our shareholders.  The Board may, at its discretion, purchase and maintain indemnification insurance for our Directors, officers and resident representatives.

Amalgamation

•
We may amalgamate with any other company provided we have the approval of the majority of the Board and a majority of our shareholders, save that in the case of a short form amalgamation, such amalgamation may be carried out in the manner provided by the Act.

Business Combinations

•
Certain mergers, consolidations, amalgamations or other business combinations or transactions between us and our shareholders that intend to or have owned 10% or more of our voting shares within the previous 2 years (or any affiliate of such shareholders) shall require the approval of at least 66 2/3% of all of our issued and outstanding voting shares.

A summary of the material provisions that will be removed from our bye-laws if the shareholders approve the Amended and Restated Bye-Laws are set forth below.  This summary is qualified by reference to the complete text of the proposed Amended and Restated Bye-Laws annexed hereto as Exhibit A.

IPO-Specific Bye-Laws

•	All bye-laws relating to shares trading in Oslo, Norway. Our shares no longer trade on the Oslo Stock Exchange and therefore such provisions are no longer applicable.

•
All bye-laws that specifically relate to The British Petroleum Company p.l.c., Lazard Frères & Co. LLC, Samsung Heavy Industries Co., Ltd., BP Shipping Limited, Cooperative Centrale Raiffeisen Boerenleenbank, B.A., N.V., Chemical Shareholder Services LLC and any contracts, agreements or charters between us and such entities relating to our initial 3 vessels.

Increase Of Capital

•	The provisions relating to our agreement with Silver Island for the possible purchase by Silver Island of our common shares.

Proxies And Corporate Representatives

•
The bye-law that permits us to remove a Director in a special general meeting called for that purposes provided that notice of such meeting was served upon the relevant Director not less than 14 days before the meeting and that director is provided an opportunity to be heard at that meeting.

Powers And Duties Of The Board

•
The bye-laws relating to the powers and duties of the Board, which contained specific provisions regarding our agreements with entities with which we are no longer engaged and limited the powers of the Board to a specific list of abilities.  We replaced these bye-laws with more generic bye-laws which effectively expand the powers and duties of the Board such that it is permitted to exercise all the powers of the Company, except those reserved for our shareholders, in order to manage our business.

•
The bye-law permitting the Board to retain Nordic American Shipping A/S as our manager, approve the novation or assignment of our management agreement with that entity and appoint a director as a manager of the Company.

Required Vote.  Approval of Proposal Three will require the affirmative vote of three-quarters of the votes cast by shareholders entitled to vote thereon.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE COMPANY'S AMENDED AND RESTATED BYE-LAWS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL FOUR

INCREASE OF THE COMPANY'S AUTHORIZED SHARE CAPITAL

The Board is submitting for approval at the Meeting a proposed increase of the Company's authorized share capital from $512,000.00 to $900,000.00 comprised of 90 million common shares of par value $0.01 per share.  Our current authorized capital consists of 51,200,000 common shares having a par value of $0.01 per share.  Of these authorized common shares, 47,224,782 are issued and outstanding as of April 25, 2011, and 74,000 remain reserved for issuance under our 2011 Equity Incentive Plan.

Pursuant to the Company's Amended and Restated Bye-Laws, the shareholders of the Company may authorize an increase in the Company's authorized capital by vote of a majority of the votes cast by shareholders entitled to vote thereon. The Board believes that an increase in the Company's authorized share capital is in the best interests of the Company and its shareholders because it will provide flexibility for the Company to conduct future equity offerings and raise capital without the delay and expense of calling special shareholder meetings.

Required Vote.  Assuming the approval of Proposal Three, approval of Proposal Four will require the affirmative vote of a majority of the votes cast by shareholders entitled to vote thereon. If Proposal Three is not passed, approval of Proposal Four will require the affirmative vote of two-thirds of all votes attached to our issued and outstanding common shares.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE TO INCREASE THE COMPANY'S AUTHORIZED SHARE CAPITAL AS DETAILED ABOVE. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL FIVE

CHANGE OF THE COMPANY'S LEGAL NAME

The Board is submitting for approval at the Meeting a proposed change of the legal name of the Company from "Nordic American Tanker Shipping Limited" to "Nordic American Tankers Limited". The Board believes that this name better reflects the Company's trading symbol on the New York Stock Exchange.

Required Vote.  Assuming the approval of Proposal Three, approval of Proposal Five will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote thereon. If Proposal Three is not passed, approval of Proposal Five will require the affirmative vote of two-thirds of all votes attached to our issued and outstanding common shares.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE TO CHANGE THE COMPANY'S NAME TO "NORDIC AMERICAN TANKERS LIMITED".  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.  The Board has retained Okapi Partners LLC as proxy solicitor in connection with the Meeting.  If you have any questions or need assistance in voting your proxy, please contact Okapi Partners at the toll-free number or email address listed below.

Okapi Partners LLC
437 Madison Avenue, 28th Floor
New York, NY 10022
(212) 297-0720
Toll Free:  (877) 274-8654
info@okapipartners.com

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One, Two, Three, Four or Five have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.

By Order of the Directors

Timothy J Counsell
Secretary

April 27, 2011
Hamilton, Bermuda

Exhibit A

Form of Bye-Laws

of

Nordic American Tanker Shipping Limited

B Y E - L A W S

of

Nordic American Tanker Shipping Limited

INTERPRETATION

1.	Interpretation

1.1	In these Bye-Laws, unless the context otherwise requires:

"Associate" means:

(a)
in respect of an individual, such individual's spouse, former spouse, sibling, aunt, uncle, nephew, niece or lineal ancestor or descendant, including any step-child and adopted child and their issue and step parents and adoptive parents and their issue or lineal ancestors;

(b)	in respect of an individual, such individual's partner and such partner's relatives (within the categories set out in (a) above);

(c)	in respect of an individual or body corporate, an employer or employee (including, in relation to a body corporate, any of its directors or officers);

(d)
in respect of a body corporate, any person who controls such body corporate, and any other body corporate if the same person has control of both or if a person has control of one and persons who are his Associates, or such person and persons who are his Associates, have control of the other, or if a group of two or more persons has control of each body corporate, and the groups either consist of the same persons or could be regarded as consisting of the same persons by treating (in one or more cases) a member of either group as replaced by a person of whom he is an Associate. For the purposes of this paragraph, a person has control of a body corporate if either (i) the directors of the body corporate or of any other body corporate which has control of it (or any of them) are accustomed to acting in accordance with his instructions or (ii) he is entitled to exercise, or control the exercise of, one-third or more of the votes attaching to all of the issued shares of the body corporate or of another body corporate which has control of it (provided that where two or more persons acting in concert satisfy either of the above conditions, they are each to be taken as having control of the body corporate);

"Bermuda" means the Islands of Bermuda;

"Board" means the Board of Directors of the Company or the Directors present at a meeting of Directors at which there is a quorum;

"clear days" means, in relation to the period of a notice, that period excluding the day on which the notice is given or served, or deemed to be given or served, and the day for which it is given or on which it is to take effect;

"Companies Acts" means every Bermuda statute from time to time in force concerning companies insofar as the same applies to the Company;

"Company" means the company incorporated in Bermuda under the name of Nordic American Tanker Shipping Limited on 12 June 1995 and amalgamated with Victoria Shipping Limited on 21 April 2011;

"Director" means such person or persons as shall be appointed to the Board from time to time pursuant to these Bye-Laws;

"Indemnified Person" means any Director, Officer, Resident Representative, member of a committee duly constituted under these Bye-Laws and any liquidator, manager or trustee for the time being acting in relation to the affairs of the Company, and his heirs, executors and administrators;

"Listing Exchange" means any stock exchange or quotation system upon which any of the shares of the Company are listed from time to time;

"Officer" means a person appointed by the Board pursuant to these Bye-Laws and shall not include an auditor of the Company;

"paid up" means paid up or credited as paid up;

"Register" means the Register of Shareholders of the Company and, except in Bye-Law 10, includes any branch register;

"Registered Office" means the registered office for the time being of the Company;

"Resident Representative" means (if any) the individual or the company appointed to perform the duties of resident representative set out in the Companies Acts and includes any assistant or deputy Resident Representative appointed by the Board to perform any of the duties of the Resident Representative;

"Resolution" means a resolution of the Shareholders passed in general meeting or, where required, of a separate class or separate classes of shareholders passed in a separate general meeting or in either case adopted by resolution in writing, in accordance with the provisions of these Bye-Laws;

"Seal" means the common seal of the Company and includes any authorised duplicate thereof;

"Secretary" includes a joint, temporary, assistant or deputy Secretary and the individual or the company appointed by the Board to perform any of the duties of the Secretary;

"share" means share in the capital of the Company and includes a fraction of a share;

"Shareholder" means a shareholder or member of the Company, provided that for the purposes of Bye-Law 45 it shall also include any holder of notes, debentures or bonds issued by the Company;

"Specified Place" means the place, if any, specified in the notice of any meeting of the shareholders, or adjourned meeting of the shareholders, at which the chairman of the meeting shall preside;

"Subsidiary" and "Holding Company" have the same meanings as in section 86 of the Companies Act 1981, except that references in that section to a company shall include any body corporate or other legal entity, whether incorporated or established in Bermuda or elsewhere;

"these Bye-Laws" means these Bye-Laws in their present form;

"Warrants" means warrants to purchase Common Shares.

1.2
For the purposes of these Bye-Laws, a corporation which is a shareholder shall be deemed to be present in person at a general meeting if, in accordance with the Companies Acts, its authorised representative is present.

1.3	Words importing only the singular number include the plural number and vice versa.

1.4	Words importing only the masculine gender include the feminine and neuter genders respectively.

1.5	Words importing persons include companies or associations or bodies of persons, whether corporate or un-incorporate.

1.6	A reference to writing shall include typewriting, printing, lithography, photography and electronic record.

1.7
Any words or expressions defined in the Companies Acts in force at the date when these Bye-Laws or any part thereof are adopted shall bear the same meaning in these Bye-Laws or such part (as the case may be).

1.8
A reference to anything being done by electronic means includes its being done by means of any electronic or other communications equipment or facilities and reference to any communication being delivered or received, or being delivered or received at a particular place, includes the transmission of an electronic record to a recipient identified in such manner or by such means as the Board may from time to time approve or prescribe, either generally or for a particular purpose.

1.9
A reference to a signature or to anything being signed or executed include such forms of electronic signature or other means of verifying the authenticity of an electronic record as the Board may from time to time approve or prescribe, either generally or for a particular purpose.

1.10
A reference to any statute or statutory provision (whether in Bermuda or elsewhere) includes a reference to any modification or re-enactment of it for the time being in force and to every rule, regulation or order made under it (or under any such modification or re-enactment) and for the time being in force and any reference to any rule, regulation or order made under any such statute or statutory provision includes a reference to any modification or replacement of such rule, regulation or order for the time being in force.

1.11	In these Bye-Laws:

1.11.1	powers of delegation shall not be restrictively construed but the widest interpretation shall be given thereto;

1.11.2
the word "Board" in the context of the exercise of any power contained in these Bye-Laws includes any committee consisting of one or more Directors, any Director holding executive office and any local or divisional Board, manager or agent of the Company to which or, as the ease may be, to whom the power in question has been delegated;

1.11.3	no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of any other power of delegation; and

1.11.4
except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Bye-Laws or under another delegation of the powers.

REGISTERED OFFICE

2.	Registered Office

The Registered Office shall be at such place in Bermuda as the Board shall from time to time appoint.

SHARES AND SHARE RIGHTS

3.	Share Capital

3.1	Common Shares

The Common Shares shall, subject to the other provisions of these Bye-Laws, entitle the holders thereof to the following rights:

3.1.1	as regards dividend:

after making all necessary provisions, where relevant, for payment of any preferred dividend in respect of any preference shares in the Company then outstanding, the Company shall apply any profits or reserves which the Board resolves to distribute in paying such profits or reserves to the holder of the Common Shares in respect of their holding of such shares pari passu and pro rata to the number of Common Shares held by each of them;

3.1.2	as regards capital:

on a return of assets on liquidation, reduction of capital or otherwise, the holders of the Common Shares shall be entitled to be paid the surplus assets of the Company remaining after payment of its liabilities (subject to the rights of holders of any preferred shares in the Company then in issue having preferred rights on the return of capital) in respect of their holdings of Common Shares pari passu and pro rata to the number of Common Shares held by each of them;

3.1.3	as regards voting in general meetings:

the holders of the Common Shares shall be entitled to receive notice of, and to attend and vote at, general meetings of the Company; every holder of Common Shares present in person or by proxy shall on a poll have one vote for each Common Share held by him.

3.2	Undesignated Shares

The rights attaching to the Undesignated Shares, subject to these Bye-Laws generally and to Bye-Law 3.4 in particular, shall be as follows:

3.2.1
each Undesignated Share shall have attached to it such preferred, qualified or other special rights, privileges and conditions and be subject to such restrictions, whether in regard to dividend, return of capital, redemption, conversion into Common Shares or voting or otherwise, as the Board may determine on or before its allotment;

3.2.2
the Board may allot the Undesignated Shares in more than one series and, if it does so, may name and designate each series in such manner as it deems appropriate to reflect the particular rights and restrictions attached to that series, which may differ in all or any respects from any other series of Undesignated Shares;

3.2.3
the particular rights and restrictions attached to any Undesignated Shares shall be recorded in a resolution of the Board. The Board may at any time before the allotment of any Undesignated Share by further resolution in any way amend such rights and restrictions or vary or revoke its designation. A copy of any such resolution or amending resolution for the time being in force shall be annexed as an appendix to (but shall not form part of) these Bye-Laws; and

3.2.4
the Board shall not attach to any Undesignated Share any rights or restrictions which would alter or abrogate any of the special rights attached to any other class of series of shares for the time being in issue without such sanction as is required for any alteration or abrogation of such rights, unless expressly authorised to do so by the rights attaching to or by the terms of issue of such shares.

3.3	Without limiting the foregoing and subject to the Companies Acts, the Company may issue preference shares (including any preference shares created pursuant to Bye-Law 3.3) which:

3.3.1	are liable to be redeemed on the happening of a specified event or events or on a given date or dates and/or;

3.3.2	are liable to be redeemed at the option of the Company and/or, if authorised by the Memorandum of Association of the Company, at the option of the holder.

3.4
The terms and manner of the redemption of any redeemable shares created pursuant to Bye-Law 3.3 shall be as the Board may by resolution determine before the allotment of such shares and the terms and manner of redemption of any other redeemable preference shares shall be either:

3.4.1	as the Shareholders may by Resolution determine; or

3.4.2
insofar as the Shareholders do not by any Resolution determine, as the Board may by resolution determine, in either case, before the allotment of such shares. A copy of any such Resolution or resolution of the Board for the time being in force shall be attached as an appendix to (but shall not form part of) these Bye-Laws.

3.5
The terms of any redeemable preference shares (including any redeemable preference shares created pursuant to Bye-Law 3.3) may provide for the whole or any part of the amount due on redemption to be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Acts.

3.6
Subject to the foregoing and to any special rights conferred on the holders of any share or class of shares, any share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may by Resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.

3.7
The Board may, at its discretion and without the sanction of a Resolution, authorise the purchase by the Company of its own shares, of any class, at any price (whether at par or above or below par), and any shares to be so purchased may be selected in any manner whatsoever, upon such terms as the Board may in its discretion determine, provided always that such purchase is effected in accordance with the provisions of the Companies Acts. The whole or any part of the amount payable on any such purchase may be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Acts.

3.8
The Board may, at its discretion and without the sanction of a Resolution, authorise the acquisition by the Company of its own shares, of any class, at any price (whether at par or above or below par), and any shares to be so purchased may be selected in any manner whatsoever, to be held as treasury shares, upon such terms as the Board may in its discretion determine, provided always that such acquisition is effected in accordance with the provisions of the Companies Acts. The whole or any part of the amount payable on any such acquisition may be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Acts. The Company shall be entered in the Register as a Shareholder in respect of the shares held by the Company as treasury shares and shall be a Shareholder of the Company but subject always to the provisions of the Companies Acts and for the avoidance of doubt the Company shall not exercise any rights and shall not enjoy or participate in any of the rights attaching to those shares save as expressly provided for in the Companies Act.

4.	Modification Of Rights

4.1
Subject to the Companies Acts, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of not less than seventy five percent (75%) of the issued shares of that class or with the sanction of a Resolution of the holders of such shares voting in person or by proxy. To any such separate general meeting, all the provisions of these Bye-Laws as to general meetings of the Company shall mutatis mutandis apply, but so that the necessary quorum shall be two (2) or more persons holding or representing by proxy one-third of the shares of the relevant class, that every holder of shares of the relevant class shall be entitled on a poll to one vote for every such share held by him and that any holder of shares of the relevant class present in person or by proxy may demand a poll; provided, however, that if the Company or a class of Shareholders shall have only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum.

4.2
For the purposes of this Bye-Law, unless otherwise expressly provided by the rights attached to any shares or class of shares, those rights attaching to any class of shares for the time being shall not be deemed to be altered by:

4.2.1	the creation or issue of further shares ranking pari passu with them;

4.2.2	the creation or issue for full value (as determined by the Board) of further shares ranking as regards participation in the profits or assets of the Company or otherwise in priority to them; or

4.2.3	the purchase or redemption by the Company of any of its own shares.

5.	Shares

5.1
Subject to the provisions of these Bye-Laws, the unissued shares of the Company (whether forming part of the original capital or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may determine.

5.2
Subject to the provisions of these Bye-Laws, any shares of the Company held by the Company as treasury shares shall be at the disposal of the Board, which may hold all or any of the shares, dispose of or transfer all or any of the shares for cash or other consideration, or cancel all or any of the shares.

5.3
The Board may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by law. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

5.4
Shares may be issued in fractional denominations and in such event the Company shall deal with such fractions to the same extent as its whole shares, so that a share in a fractional denomination shall have, in proportion to the fraction of a whole share that it represents, all the rights of a whole share, including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up.

5.5
Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the Company as holding any share upon trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as otherwise provided in these Bye-Laws or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

6.	Certificates

6.1
The preparation, issue and delivery of certificates shall be governed by the Companies Act.  In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all.

6.2
If a share certificate is defaced, lost or destroyed, it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of the costs and out of pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of defacement, on delivery of the old certificate to the Company.

6.3
All certificates for share or loan capital or other securities of the Company (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be in such form as the Board may determine and issued under the Seal or signed by a Director, the Secretary or any person authorised by the Board for that purpose. The Board may by resolution determine, either generally or in any particular case, that any signatures on any such certificates need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon or that such certificates need not be signed by any persons, or may determine that a representation of the Seal may be printed on any such certificates. If any person holding an office in the Company who has signed, or whose facsimile signature has been used on, any certificate ceases for any reason to hold his office, such certificate may nevertheless be issued as though that person had not ceased to hold such office.

6.4
Nothing in these Bye-Laws shall prevent title to any securities of the Company from being evidenced and/or transferred without a written instrument in accordance with regulations made from time to time in this regard under the Companies Acts, and the Board shall have power to implement any arrangements which it may think fit for such evidencing and/or transfer which accord with those regulations.

7.	Lien

7.1
The Company shall have a first and paramount lien on every share (not being a fully paid share) for all monies, whether presently payable or not, called or payable, at a date fixed by or in accordance with the terms of issue of such share in respect of such share, and the Company shall also have a first and paramount lien on every share (other than a fully paid share) standing registered in the name of a Shareholder, whether singly or jointly with any other person, for all the debts and liabilities of such Shareholder or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such Shareholder, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Shareholder or his estate and any other person, whether a Shareholder or not. The Company's lien on a share shall extend to all dividends payable thereon. The Board may at any time, either generally or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Bye-Law.

7.2
The Company may sell, in such manner as the Board may think fit, any share on which the Company has a lien but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

7.3
The net proceeds of sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person who was the holder of the share immediately before such sale. For giving effect to any such sale, the Board may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

7.4

7.4.1
Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability upon the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any shares registered in any of the Company's registers as held either jointly or solely by any Shareholder or in respect of any dividends, bonuses or other monies due or payable or accruing due or which may become due or payable to such Shareholder by the Company on or in respect of any shares registered as aforesaid or for or on account or in respect of any Shareholder and whether in consequence of:

7.4.1.1	the death of such Shareholder;

7.4.1.2	the non-payment of any income tax or other tax by such Shareholder;

7.4.1.3	the non-payment of any estate, probate, succession, death, stamp, or other duty by the executor or administrator of such Shareholder or by or out of his estate; or

7.4.1.4	any other act or thing;

7.4.2
in every such case (except to the extent that the rights conferred upon holders of any class of shares render the Company liable to make additional payments in respect of sums withheld on account of the foregoing):

7.4.2.1	the Company shall be fully indemnified by such Shareholder or his executor or administrator from all liability;

7.4.2.2
the Company shall have a lien upon all dividends and other monies payable in respect of the shares registered in any of the Company's registers as held either jointly or solely by such Shareholder for all monies paid or payable by the Company in respect of such shares or in respect of any dividends or other monies as aforesaid thereon or for or on account or in respect of such Shareholder under or in consequence of any such law together with interest at the rate of fifteen percent (15%) per annum thereon from the date of payment to date of repayment and may deduct or set off against such dividends or other monies payable as aforesaid any monies paid or payable by the Company as aforesaid together with interest as aforesaid;

7.4.2.3
the Company may recover as a debt due from such Shareholder or his executor or administrator wherever constituted any monies paid by the Company under or in consequence of any such law and interest thereon at the rate and for the period aforesaid in excess of any dividends or other monies as aforesaid then due or payable by the Company; and

7.4.2.4
the Company may, if any such money is paid or payable by it under any such law as aforesaid, refuse to register a transfer of any shares by any such Shareholder or his executor or administrator until such money and interest as aforesaid is set off or deducted as aforesaid, or in case the same exceeds the amount of any such dividends or other monies as aforesaid then due or payable by the Company, until such excess is paid to the Company.

7.5
Subject to the rights conferred upon the holders of any class of shares, nothing herein contained shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company and as between the Company and every such Shareholder as aforesaid, his estate representative, executor, administrator and estate wheresoever constituted or situate, any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

8.	Calls On Shares

8.1
The Board may from time to time make calls upon the Shareholders (for the avoidance of doubt excluding the Company in respect of any nil or partly paid shares held by the Company as treasury shares) in respect of any monies unpaid on their shares (whether on account of the par value of the shares or by way of premium) and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue, and each Shareholder shall (subject to the Company serving upon him at least fourteen (14) days notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine.

8.2	A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

8.3	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

8.4
If a sum called in respect of the share shall not be paid before or on the day appointed for payment thereof the person from whom the sum is due shall pay interest on the sum from the day appointed for the payment thereof to the time of actual payment at such rate as the Board may determine, but the Board shall be at liberty to waive payment of such interest wholly or in part.

8.5
Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these Bye-Laws be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of nonpayment, all the relevant provisions of these Bye-Laws as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

8.6	The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

9.	Forfeiture Of Shares

9.1
If a Shareholder fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may at any time thereafter during such time as any part of such call or instalment remains unpaid serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

9.2
The notice shall name a further day (not being less than fourteen (14) days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the shares in respect of which such call is made or instalment is payable will be liable to be forfeited. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Bye-Laws to forfeiture shall include surrender.

9.3
If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the

Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

9.4
When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid.

9.5
A forfeited share shall be deemed to be the property of the Company and may be sold, re-offered or otherwise disposed of either to the person who was, before forfeiture, the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Board shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Board may think fit.

9.6
A person whose shares have been forfeited shall thereupon cease to be a Shareholder in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all monies which at the date of forfeiture were presently payable by him to the Company in respect of the shares with interest thereon at such rate as the Board may determine from the date of forfeiture until payment, and the Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited.

9.7
An affidavit in writing that the deponent is a Director of the Company or the Secretary and that a share has been duly forfeited on the date stated in the affidavit shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for the share on the sale, re-allotment or disposition thereof and the Board may authorise some person to transfer the share to the person to whom the same is sold, re-allotted or disposed of, and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

REGISTER OF SHAREHOLDERS

10.	Register Of Shareholders

10.1
The Register shall be kept at the Registered Office or at such other place in Bermuda as the Board may from time to time direct, in the manner prescribed by the Companies Acts. Subject to the provisions of the Companies Acts, the Company may keep one or more overseas or branch registers in any place, and the Board may make, amend and revoke any such regulations as it may think fit respecting the keeping of such registers. The Board may authorise any share on the Register to be included in a branch register or any share registered on a branch register to be registered on another branch register, provided that at all times the Register is maintained in accordance with the Companies Acts.

10.2
The Register or any branch register may be closed at such times and for such period as the Board may from time to time decide, subject to the Companies Acts. Except during such time as it is closed, the Register and each branch register shall be open to inspection in the manner prescribed by the Companies Acts between 10:00 a.m. and 12:00 noon (or between such other times as the Board from time to time determines) on every working day. Unless the Board so determines, no Shareholder or intending Shareholder shall be entitled to have entered in the Register or any branch register any indication of any trust or any equitable, contingent, future or partial interest in any share or any fractional part of a share and if any such entry exists or is permitted by the Board it shall not be deemed to abrogate any of the provisions of Bye-Law 5.5.

REGISTER OF DIRECTORS AND OFFICERS

11.	Register Of Directors And Officers

The Secretary shall establish and maintain a register of the Directors and Officers of the Company as required by the Companies Acts. The register of Directors and Officers shall be open to inspection in the manner prescribed by the Companies Acts between 9:00 a.m. and 5:00 p.m. in Bermuda on every working day.

TRANSFER OF SHARES

12.	Transfer Of Shares

12.1
Subject to the Companies Acts and to such of the restrictions contained in these Bye-Laws as may be applicable, to the provisions of any agreement between the Shareholders which restricts or governs the ability to transfer shares in the Company, and to the provisions of any applicable United States securities laws, including, without limitation, the United States Securities Act of 1933, as amended, and the rules promulgated thereunder, any Shareholder may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve.

12.2
The instrument of transfer of a share shall be signed by or on behalf of the transferor and where any share is not fully-paid, the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer when registered may be retained by the Company. The Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share which is not a fully-paid share. The Board may also decline to register any transfer unless:

12.2.1
the instrument of transfer is duly stamped (if required by law) and lodged with the Company, at such place as the Board shall appoint for the purpose, accompanied by the certificate for the shares (if any has been issued) to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer,

12.2.2	the instrument of transfer is in respect of only one class of share,

12.2.3	the instrument of transfer is in favour of less than five (5) persons jointly; and

12.2.4
it is satisfied that all applicable consents, authorisations, permissions or approvals of any governmental body or agency in Bermuda or any other applicable jurisdiction required to be obtained under relevant law prior to such transfer have been obtained.

12.3	Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Bye-Law.

12.4	If the Board declines to register a transfer it shall, within three (3) months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

12.5
No fee shall be charged by the Company for registering any transfer, probate, letters of administration, certificate of death or marriage, power of attorney, order of court or other instrument relating to or affecting the title to any share, or otherwise making an entry in the Register relating to any share, (except that the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed on it in connection with such transfer or entry).

TRANSMISSION OF SHARES

13.	Transmission Of Shares

13.1
In the case of the death of a Shareholder, the survivor or survivors, where the deceased was a joint holder, and the estate representative, where he was sole holder, shall be the only person recognised by the Company as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder (whether the sole or joint) from any liability in respect of any share held by him solely or jointly with other persons. For the purpose of this Bye-Law, estate representative means the person to whom probate or letters of administration has or have been granted in Bermuda or, failing any such person, such other person as the Board may in its absolute discretion determine to be the person recognised by the Company for the purpose of this Bye-Law.

13.2
Any person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law may, subject as hereafter provided and upon such evidence being produced as may from time to time be required by the Board as to his entitlement, either be registered himself as the holder of the share or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall signify his election by signing an instrument of transfer of such share in favour of his nominee. All the limitations, restrictions and provisions of these Bye-Laws relating to the right to transfer and the registration of transfer of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death of the Shareholder or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Shareholder.

13.3
A person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law shall (upon such evidence being produced as may from time to time be required by the Board as to his entitlement) be entitled to receive and may give a discharge for any dividends or other monies payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Shareholder until he shall have become registered as the holder thereof. The Board may at any time give notice requiring such person to elect either to be registered himself or to transfer the share and, if the notice is not complied with within sixty (60) days, the Board may thereafter withhold payment of all dividends and other monies payable in respect of the shares until the requirements of the notice have been complied with.

13.4	Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Bye-Law.

SHARE CAPITAL

14.	Increase Of Capital

14.1	The Company may from time to time increase its capital by such sum to be divided into shares of such par value as the Company by Resolution shall prescribe.

14.2
The Company may, by the Resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance either at par or at a premium or (subject to the provisions of the Companies Acts) at a discount to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or make any other provision as to the issue of the new shares.

14.3	The new shares shall be subject to all the provisions of these Bye-Laws with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.

15.	Alteration Of Capital

15.1 The Company may from time to time by Resolution:

15.1.1	increase its capital as provided by Bye-Law 14;

15.1.2	divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

15.1.3	consolidate and divide all or any of its share capital into shares of larger par value than its existing shares;

15.1.4
sub-divide its shares or any of them into shares of smaller par value than is fixed by its Memorandum of Association, so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

15.1.5	make provision for the issue and allotment of shares which do not carry any voting rights;

15.1.6
cancel shares which, at the date of the passing of the Resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

15.1.7	change the currency denomination of its share capital.

15.2
Where any difficulty arises in regard to any division, consolidation, or sub-division under this Bye-Law, the Board may settle the same as it thinks expedient and, in particular, may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Shareholders who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

15.3
Subject to the Companies Acts and to any confirmation or consent required by law or these Bye-Laws, the Company may by Resolution from time to time convert any preference shares into redeemable preference shares.

16.	Reduction Of Capital

16.1
Subject to the Companies Acts, its Memorandum of Association and any confirmation or consent required by law or these Bye-Laws, the Company may from time to time by Resolution authorise the reduction of its issued share capital or any share premium account in any manner.

16.2
In relation to any such reduction, the Company may by Resolution determine the terms upon which such reduction is to be effected including, in the case of a reduction of part only of a class of shares, those shares to be affected.

GENERAL MEETINGS AND RESOLUTIONS IN WRITING

17.	General Meetings And Resolutions in Writing

17.1
The Board shall convene and the Company shall hold general meetings as Annual General Meetings in accordance with the requirements of the Companies Acts at such times and places as the Board shall appoint. The Board may, whenever it thinks fit, and shall, when requisitioned by shareholders pursuant to the provisions of the Companies Acts, convene general meetings other than Annual General Meetings, which shall be called Special General Meetings, at such time and place as the Board may appoint.

17.2
Except in the case of the removal of auditors or Directors, anything which may be done by resolution of the Shareholders in general meeting or by resolution of any class of Shareholders in a separate general meeting may be done by resolution in writing, signed by the Shareholders (or the holders of such class of shares) who at the date of the notice of the resolution in writing represent the majority of votes that would be required if the resolution had been voted on at a meeting of the Shareholders. Such resolution in writing may be signed by the Shareholder or its proxy, or in the case of a Shareholder that is a corporation (whether or not a company within the meaning of the Companies Acts) by its representative on behalf of such Shareholder, in as many counterparts as may be necessary.

17.3
For the purposes of this Bye-Law, the date of the resolution in writing is the date when the resolution in writing is signed by, or on behalf of, the Shareholder who establishes the majority of votes required for the passing of the resolution in writing and any reference in any enactment to the date of passing of a resolution is, in relation to a resolution in writing made in accordance with this Bye-Law, a reference to such date.

17.4
A resolution in writing made in accordance with this Bye-Law is as valid as if it had been passed by the Company in general meeting or, if applicable, by a meeting of the relevant class of Shareholders of the Company, as the case may be. A resolution in writing made in accordance with this Bye-Law shall constitute minutes for the purposes of the Companies Acts and these Bye-Laws.

18.	Notice Of General Meetings

18.1
An Annual General Meeting shall be called by not less than 5 clear days notice in writing and a Special General Meeting shall be called by not less than 5 clear days notice in writing. The notice shall specify the place, day and time of the meeting, (including any satellite meeting place arranged for the purposes of Bye-Law 19) and, the nature of the business to be considered. Notice of every general meeting shall be given in any manner permitted by these Bye-Laws to all Shareholders other than such as, under the provisions of these Bye-Laws or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company and to each Director, and to any Resident Representative who or which has delivered a written notice upon the Registered Office requiring that such notice be sent to him or it.

18.2	Notwithstanding that a meeting of the Company is called by shorter notice than that specified in this Bye-Law, it shall be deemed to have been duly called if it is so agreed:-

18.2.1	in the case of a meeting called as an Annual General Meeting, by all the shareholders entitled to attend and vote thereat;

18.2.2
in the case of any other meeting, by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than seventy five percent (75%) in nominal value of the shares giving that right.

18.3	The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-

receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

18.4
A Shareholder present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

18.5
The Board may cancel or postpone a meeting of the Shareholders after it has been convened and notice of such cancellation or postponement shall be served in accordance with these Bye-Laws upon all Shareholders entitled to notice of the meeting so cancelled or postponed setting out, where the meeting is postponed to a specific date, notice of the new meeting in accordance with this Bye-Law.

19.	General Meetings At More Than One Place

19.1	The provisions of this Bye-Law shall apply if any general meeting is convened at or adjourned to more than one place.

19.2
The notice of any meeting or adjourned meeting may specify the Specified Place and the Board shall make arrangements for simultaneous attendance and participation in a satellite meeting at other places (whether adjoining the Specified Place or in a different and separate place or places altogether or otherwise) by Shareholders. The Shareholders present at any such satellite meeting place in person or by proxy and entitled to vote shall be counted in the quorum for, and shall be entitled to vote at, the general meeting in question if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that Shareholders attending at all the meeting places are able to:

19.2.1
communicate simultaneously and instantaneously with the persons present at the other meeting place or places, whether by use of microphones, loud-speakers, audio-visual or other communications equipment or facilities; and

19.2.2	have access to all documents which are required by the Companies Acts and these Bye-Laws to be made available at the meeting.

19.3
The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the Specified Place. If it appears to the chairman of the general meeting that the facilities at the Specified Place or any satellite meeting place are or become inadequate for the purposes referred to above, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of such adjournment shall be valid.

19.4
The Board may from time to time make such arrangements for the purpose of controlling the level of attendance at any such satellite meeting (whether involving the issue of tickets or the imposition of some means of selection or otherwise) as they shall in their absolute discretion consider appropriate, and may from time to time vary any such arrangements or make new arrangements in place of them, provided that a Shareholder who is not entitled to attend, in person or by proxy, at any particular place shall be entitled so to attend at one of the other places and the entitlement of any Shareholder so to attend the meeting or adjourned meeting at such place shall be subject to any such arrangements as may be for the time being in force and by the notice of meeting or adjourned meeting stated to apply to the meeting.

19.5	If a meeting is adjourned to more than one place, notice of the adjourned meeting shall be given in the manner required by Bye-Law 18.

20.	Proceedings At General Meetings

20.1
In accordance with the Companies Acts, a general meeting may be held with only one individual present provided that the requirement for a quorum is satisfied. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Bye-Laws, one (1) or more Shareholders present in person or by proxy and entitled to vote representing the holders of at least one third of the issued shares entitled to vote at such meeting shall be a quorum for all purposes; provided, however, that if the Company or a class of Shareholders shall have only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum.

20.2
If within five (5) minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for the meeting, a quorum is not present, the meeting, if convened on the requisition of Shareholders, shall be dissolved. In any other case, it shall stand adjourned to such other day and such other time and place as the chairman of the meeting may determine and at such adjourned meeting two (2) Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorized representative) or by proxy and entitled to vote (whatever the number of shares held by them) shall be a quorum, provided that if the Company or a class of Shareholders shall have only one Shareholder, one Shareholder present in person (or, in the case of a Shareholder being a corporation, by its duly authorized representative) or by proxy shall constitute the necessary quorum. The Company shall give not less than five (5) clear days notice of any meeting adjourned through want of a quorum and such notice shall state that the sole Shareholder or, if more than one, two (2) Shareholders present in person or by proxy (whatever the number of shares held by them).  If at the adjourned meeting a quorum is not present within fifteen (15) minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

20.3
A meeting of the Shareholders or any class thereof may be held by means of such telephone, electronic or other communication facilities (including, without limiting the generality of the foregoing, by telephone, or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting. If it appears to the chairman of a general meeting that the Specified Place is inadequate to accommodate all persons entitled and wishing to attend, the meeting is duly constituted and its proceedings are valid if the chairman is satisfied that adequate facilities are available, whether at the Specified Place or elsewhere, to ensure that each such person who is unable to be accommodated at the Specified Place is able to communicate simultaneously and instantaneously with the persons present at the Specified Place, whether by the use of microphones, loudspeakers, audio-visual or other communications equipment or facilities.

20.4	Each Director shall be entitled to attend and speak at any general meeting of the Company.

20.5	Subject to the Companies Acts, a resolution may only be put to a vote at a general meeting of the Company or of any class of Shareholders if:

20.5.1	it is proposed by or at the direction of the Board; or

20.5.2	it is proposed at the direction of the Court; or

20.5.3	it is proposed on the requisition in writing of such number of Shareholders as is prescribed by, and is made in accordance with, the relevant provisions of the Companies Acts; or

20.5.4	the chairman of the meeting in his absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting.

20.6
No amendment may be made to a resolution, at or before the time when it is put to a vote, unless the chairman of the meeting in his absolute discretion decides that the amendment or the amended resolution may properly be put to a vote at that meeting.

20.7
If the chairman of the meeting rules a resolution or an amendment to a resolution inadmissible or out of order (as the case may be), the proceedings of the meeting or on the resolution in question shall not be invalidated by any error in his ruling. Any ruling by the chairman of the meeting in relation to a resolution or an amendment to a resolution shall be final and conclusive.

20.8
The Resident Representative, if any, upon giving the notice referred to in Bye-Law 18.1 above, shall be entitled to attend any general meeting of the Company and each Director shall be entitled to attend and speak at any general meeting of the Company.

20.9
The Board may choose one of their number to preside as chairman at every general meeting. If there is no such chairman, or if at any meeting the chairman is not present within five (5) minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present shall choose one of their number to act or if only one Director is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, the persons present and entitled to vote on a poll shall elect one of their number to be chairman.

20.10
The chairman of the meeting may, with the consent by resolution of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time (or sine die) and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. In addition to any other power of adjournment conferred by law, the chairman of the meeting may at any time without consent of the meeting adjourn the meeting (whether or not it has commenced or a quorum is present) to another time and/or place (or sine die) if, in his opinion, it would facilitate the conduct of the business of the meeting to do so or if he is so directed (prior to or at the meeting) by the Board. When a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Board. When a meeting is adjourned for three (3) months or more or for an indefinite period, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as expressly provided by these Bye-Laws, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

21.	Voting

21.1
Save where a greater majority is required by the Companies Acts or these Bye-Laws, any question proposed for consideration at any general meeting shall be decided on by a simple majority of votes cast.

21.2
Subject to Bye-Law 38.1 and to any rights or restrictions attached to any class of shares, at any meeting of the Company, each Shareholder present in person shall be entitled to vote on any question to be decided on a show of hands and each Shareholder present in person or by proxy shall be entitled on a poll to vote for each share held by him.

21.3
At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands or by a count of votes received in the form of electronic records, unless (before or on the declaration of the result of the show of hands or count of votes received as electronic records or on the withdrawal of any other demand for a poll) a poll is demanded by:

21.3.1	the chairman of the meeting; or

21.3.2	at least three (3) Shareholders present in person or represented by proxy; or

21.3.3
any Shareholder or Shareholders present in person or represented by proxy and holding between them not less than one tenth (1/10) of the total voting rights of all the Shareholders having the right to vote at such meeting; or

21.3.4
a Shareholder or Shareholders present in person or represented by proxy holding shares conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one tenth (1/10) of the total sum paid up on all such shares conferring such right.

The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands or count of votes received as electronic records declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other Shareholder entitled may demand a poll.

21.4
Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands or count of votes received as electronic records, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded for or against such resolution.

21.5	If a poll is duly demanded, the result of the poll shall be deemed to be the resolution of the meeting at which the poll is demanded.

21.6
A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner and either forthwith or at such time (being not later than three (3) months after the date of the demand) and place as the chairman shall direct and he may appoint scrutineers (who need not be Shareholders) and fix a time and place for declaring the result of the poll. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

21.7
The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded and it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

21.8	On a poll, votes may be cast either personally or by proxy.

21.9	A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

21.10
In the case of an equality of votes at a general meeting, whether on a show of hands or count of votes received as electronic records or on a poll, the chairman of such meeting shall not be entitled to a second or casting vote and the resolution shall fail.

21.11
In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

21.12
A Shareholder who is a patient for any purpose of any statute or applicable law relating to mental health or in respect of whom an order has been made by any Court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such Court and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as such Shareholder for the purpose of general meetings.

21.13
No Shareholder shall, unless the Board otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

21.14	If:

21.14.1	any objection shall be raised to the qualification of any voter; or,

21.14.2	any votes have been counted which ought not to have been counted or which might have been rejected; or,

21.14.3	any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

22.	Proxies And Corporate Representatives

22.1
A Shareholder may appoint one or more persons as his proxy, with or without the power of substitution, to represent him and vote on his behalf in respect of all or some of his shares at any general meeting (including an adjourned meeting). A proxy need not be a Shareholder. The instrument appointing a proxy shall be in writing executed by the appointor or his attorney authorised by him in writing or, if the appointor is a corporation, either under its seal or executed by an officer, attorney or other person authorised to sign the same.

22.2
A Shareholder which is a corporation may, by written authorisation, appoint any person (or two (2) or more persons in the alternative) as its representative to represent it and vote on its behalf at any general meeting (including an adjourned meeting) and such a corporate representative may exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder and the Shareholder shall for the purposes of these Bye-Laws be deemed to be present in person at any such meeting if a person so authorised is present at it.

22.3
Any Shareholder may appoint a proxy or (if a corporation) representative for a specific general meeting, and adjournments thereof, or may appoint a standing proxy or (if a corporation) representative, by serving on the Company at the Registered Office, or at such place or places as the Board may otherwise specify for the purpose, a proxy or (if a corporation) an authorisation. Any standing proxy or authorisation shall be valid for all general meetings and adjournments thereof or resolutions in writing, as the case may be, until notice of revocation is received at the Registered Office or at such place or places as the Board may otherwise specify for the purpose. Where a standing proxy or authorisation exists, its operation shall be deemed to have been suspended at any general meeting or adjournment thereof at which the Shareholder is present or in respect to which the Shareholder has specially appointed a proxy or representative. The Board may from time to time require such evidence as it shall deem necessary as to the due execution and continuing validity of any standing proxy or authorisation and the operation of any such standing proxy or authorisation shall be deemed to be suspended until such time as the Board determines that it has received the requested evidence or other evidence satisfactory to it.

22.4
Subject to Bye-Law 22.3, the instrument appointing a proxy or corporate representative together with such other evidence as to its due execution as the Board may from time to time require, shall be delivered at the Registered Office (or at such place or places as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case or the case of a resolution in writing, in any document sent therewith) not less than 24 hours or such other period as the Board may determine, prior to the holding of the relevant meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, before the time appointed for the taking of the poll, or, in the case of a resolution in writing, prior to the effective date of the resolution in writing and in default the instrument of proxy or authorisation shall not be treated as valid.

22.5
Instruments of proxy or authorisation shall be in any common form or in such other form as the Board may approve and the Board may, if it thinks fit, send out with the notice of any meeting or any resolution in writing forms of instruments of proxy or authorisation for use at that meeting or in connection with that resolution in writing. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll, to speak at the meeting and to vote on any amendment of a resolution in writing or amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy or authorisation shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates. If the terms of the appointment of a proxy include a power of substitution, any proxy appointed by substitution under such power shall be deemed to be the proxy of the Shareholder who conferred such power. All the provisions of these Bye-Laws relating to the execution and delivery of an instrument or other form of communication appointing or evidencing the appointment of a proxy shall apply, mutates mutandis, to the instrument or other form of communication effecting or evidencing such an appointment by substitution.

22.6
A vote given in accordance with the terms of an instrument of proxy or authorisation shall be valid notwithstanding the previous death or unsoundness of mind of the principal, or revocation of the instrument of proxy or of the corporate authority, provided that no intimation in writing of such death, unsoundness of mind or revocation shall have been received by the Company at the Registered Office (or such other place as may be specified for the delivery of instruments of proxy or authorisation in the notice convening the meeting or other documents sent therewith) at least one hour before the commencement of the meeting or adjourned meeting, or the taking of the poll, or the day before the effective date of any resolution in writing at which the instrument of proxy or authorisation is used.

22.7
Subject to the Companies Acts, the Board may at its discretion waive any of the provisions of these Bye-Laws related to proxies or authorisations and, in particular, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend, speak and vote on behalf of any Shareholder at general meetings or to sign resolutions in writing.

BOARD OF DIRECTORS

23.	Appointment And Removal Of Directors

23.1
Any Director retiring at an Annual General Meeting will be eligible for reappointment and will retain office until the close of the meeting at which he retires or (if earlier) until a Resolution is passed at that meeting not to fill the vacancy or the resolution to re-appoint him is put to a vote at the meeting and is lost.

23.2
If the Company, at the Annual General Meeting at which a Director (of any class) retires by rotation or otherwise, does not fill the vacancy, the retiring Director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the Director is put to the meeting and lost.

23.3	No person other than a Director retiring by rotation shall be appointed a Director at any general meeting unless:

23.3.1	he is recommended by the Board; or

23.3.2
in the case of an Annual General Meeting, not less than one hundred twenty (120) nor more than one hundred fifty (150) days before the date of the Company's proxy statement released to Shareholders in connection with the prior year's Annual General Meeting, a notice executed by a Shareholder (not being the person to be proposed) has been received by the Secretary of the Company of the intention to propose such person for appointment, setting forth as to each person whom the Shareholder proposes to nominate for election or re-election as a Director:

23.3.2.1	the name, age, business address and residence address of such person;

23.3.2.2	the principal occupation or employment of such person;

23.3.2.3	the class, series and number of shares of the Company which are beneficially owned by such person;

23.3.2.4	particulars which would, if he were so appointed, be required to be included in the Company's register of Directors and Officers; and

23.3.2.5
all other information relating to such person that is required to be disclosed in solicitations for proxies for the election of Directors pursuant to the Rules and Regulations of the Securities and Exchange Commission under Section 14 of the Securities Exchange Act of 1934 of the United States of America (as amended), together with notice executed by such person of his willingness to serve as a Director if so elected; provided, however, that no Shareholder shall be entitled to propose any person to be appointed, elected or re-elected Director at any special general meeting.

23.4	Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a Director shall be effected by a separate Resolution.

23.5
All Directors, upon election or appointment, except upon re-election or reappointment at an Annual General Meeting, must provide written acceptance of their appointment, in such form as the Board may think fit, by notice in writing to the Registered Office within thirty (30) days of their appointment.

23.6
The number of Directors shall be not less than three (3) and not more than eleven or such number in excess thereof as the Board by resolution may from time to time determine. Any one or more vacancies in the Board not filled at any general meeting shall be deemed casual vacancies for the purposes of these Bye-Laws. Without prejudice to the power of the Company by Resolution in pursuance of any of the provisions of these Bye-Laws to appoint any person to be a Director, the Board, so long as a quorum of Directors remains in office, shall have power at any time and from time to time to appoint any individual to be a Director so as to fill a casual vacancy. A Director so appointed shall hold office only until the next following Annual General Meeting and shall not be taken into account in determining the Directors who are to retire by rotation at the meeting. If not reappointed at such Annual General Meeting, he shall vacate office at the conclusion thereof.

24.	Resignation And Disqualification Of Directors

24.1	The office of a Director shall be vacated upon the happening of any of the following events:

24.1.1	if he resigns his office by notice in writing delivered to the Registered Office or tendered at a meeting of the Board;

24.1.2	if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that his office is vacated;

24.1.3	if he becomes bankrupt under the laws of any country or compounds with his creditors;

24.1.4	if he is prohibited by law from being a Director;

24.1.5	if he ceases to be a Director by virtue of the Companies Acts or these Bye-Laws or is removed from office pursuant to these Bye-Laws.

24.2	The provisions of section 93 of the Companies Act 1981 of Bermuda shall not apply to the Company.

25.	Alternate Directors

25.1
Any Director (other than an Alternate Director) may appoint any person approved by resolution of the Board and willing to act, to be an Alternate Director and may remove from office an Alternate Director so appointed by him. Any appointment or removal of an Alternate Director by a Director shall be effected by delivery of a written notice of appointment or removal to the Secretary at the Registered Office, signed by such Director, and such notice shall be effective immediately upon receipt or on any later date specified in that notice. Any Alternate Director may also be removed by resolution of the Board. An Alternate Director may also be a Director in his own right and may act as alternate to more than one Director.

25.2	An Alternate Director shall cease to be an Alternate Director:

25.2.1
if his appointor ceases to be a Director; but, if a Director retires by rotation or otherwise but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an Alternate Director made by him which was in force immediately prior to his retirement shall continue after his reappointment;

25.2.2	on the happening of any event which, if he were a Director, would cause him to vacate his office as Director;

25.2.3	if he is removed from office pursuant to Bye-Law 25.1; or

25.2.4	if he resigns his office by notice to the Company.

25.3
An Alternate Director shall be entitled to receive notices of all meetings of Directors, to attend, be counted in the quorum and vote at any such meeting at which any Director to whom he is alternate is not personally present, and generally to perform all the functions of any Director to whom he is alternate in his absence.

25.4
Every person acting as an Alternate Director shall (except as regards powers to appoint an alternate and remuneration) be subject in all respects to the provisions of these Bye-Laws relating to Directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for any Director for whom he is alternate. An Alternate Director may be paid expenses and shall be entitled to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director. Every person acting as an Alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). The signature of an Alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the terms of his appointment provides to the contrary, be as effective as the signature of the Director or Directors to whom he is alternate.

26.	Directors' Interests

26.1
A Director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

26.2
A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

26.3
Subject to the provisions of the Companies Acts, a Director may notwithstanding his office be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested; and be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is interested. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

26.4
So long as, where it is necessary, he declares the nature of his interest at the first opportunity at a meeting of the Board or by writing to the Directors as required by the Companies Acts, a Director shall not by reason of his office be accountable to the Company for any benefit which he derives from any office or employment to which these Bye-Laws allow him to be appointed or from any transaction or arrangement in which these Bye-Laws allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any interest or benefit.

26.5
Subject to the Companies Acts and any further disclosure required thereby, a general notice to the Directors by a Director or Officer declaring that he is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person, shall be a sufficient declaration of interest in relation to any transaction or arrangement so made.

26.6
For the purposes of these Bye-Laws, without limiting the generality of the foregoing, a Director is deemed to have an interest in a transaction or arrangement with the Company if he is the holder of or beneficially interested in twenty (20) per cent or more of any class of the equity share capital of any body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate with which the Company is proposing to enter into a transaction or arrangement, provided that there shall be disregarded any shares held by such Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director's interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust in which the Director is only interested as a unit holder. For the purposes of this Bye-Law, an interest of a person who is connected with a Director shall be treated as an interest of the Director.

27.	Powers And Duties Of The Board

27.1	Subject to the provisions of the Companies Acts, these Bye-Laws and to any directions given by the Company by Resolution, the Board shall manage the business of the Company and may pay all expenses incurred in promoting and incorporating the Company and may exercise all the powers of the Company. No alteration of these Bye-Laws and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Bye-Law shall not be limited by any special power given to the Board by these Bye-Laws and a meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

27.2	The Board may exercise all the powers of the Company except those powers that are required by the Companies Acts or these Bye-Laws to be exercised by the Shareholders.

27.3
All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.

28.	Fees, Gratuities And Pensions

28.1
The ordinary remuneration of the Directors office for their services (excluding amounts payable under any other provision of these Bye-Laws) shall be determined by Board and each such Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Board. Each Director may be paid his reasonable travel, hotel and incidental expenses in attending and returning from meetings of the Board or committees constituted pursuant to these Bye-Laws or general meetings and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director. Any Director who, by request, goes or resides abroad for any purposes of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

28.2
In addition to its powers under Bye-Law 28.1 the Board may (by establishment of or maintenance of schemes or otherwise) provide additional benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present Director or employee of the Company or any of its subsidiaries or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

28.3
No Director or former Director shall be accountable to the Company or the Shareholders for any benefit provided pursuant to this Bye-Law and the receipt of any such benefit shall not disqualify any person from being or becoming a Director of the Company.

29.	Delegation Of The Board's Powers

29.1
The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Bye-Laws) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney and of such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney may, if so authorised by the power of attorney, execute any deed, instrument or other document on behalf of the Company.

29.2
The Board may entrust to and confer upon any Director, Officer or, without prejudice to the provisions of Bye-Law 29.3, other person any of the powers, authorities and discretions exercisable by it upon such terms and conditions with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions, and may from time to time revoke or vary all or any of such powers, authorities and discretions but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

29.3
When required under the requirements from time to time of any stock exchange on which the shares of the Company are listed, the Board shall appoint an Audit Committee and a Compensation Committee in accordance with the requirements of such stock exchange. The Board also may delegate any of its powers, authorities and discretions to any other committees, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, and in conducting its proceedings conform to any regulations which may be imposed upon it by the Board. If no regulations are imposed by the Board the proceedings of a committee with two (2) or more members shall be, as far as is practicable, governed by the Bye-Laws regulating the proceedings of the Board.

30.	Proceedings of The Board

30.1
The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the motion shall be deemed to have been lost. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Board.

30.2
Notice of a meeting of the Board may be given to a Director by word of mouth or in any manner permitted by these Bye-Laws. A Director may retrospectively waive the requirement for notice of any meeting by consenting in writing to the business conducted at the meeting.

30.3
The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be two (2) individuals. Any Director who ceases to be a Director at a meeting of the Board may continue to be present and to act as a Director and, subject to Bye-Law 30.13, be counted in the quorum until the termination of the meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

30.4
A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract, transaction or arrangement with the Company and has complied with the provisions of the Companies Acts and these Bye-Laws with regard to disclosure of his interest shall be entitled to vote in respect of any contract, transaction or arrangement in which he is so interested and if he shall do so his vote shall be counted, and he shall be taken into account in ascertaining whether a quorum is present.

30.5
The Resident Representative shall, upon delivering written notice of an address for the purposes of receipt of notice to the Registered Office, be entitled to receive notice of, attend and be heard at and to receive minutes of all meetings of the Board.

30.6
So long as a quorum of Directors remains in office, the continuing Directors may act notwithstanding any vacancy in the Board but, if no such quorum remains, the continuing Directors or a sole continuing Director may act only for the purpose of calling a general meeting.

30.7
The Board may choose one of their number to preside as chairman at every meeting of the Board. If there is no such chairman, or if at any meeting the chairman is not present within five (5) minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present may choose one of their number to be chairman of the meeting.

30.8
The meetings and proceedings of any committee consisting of two (2) or more members shall be governed by the provisions contained in these Bye-Laws for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board.

30.9
A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Board or by an Alternate Director, as provided for in these Bye-Laws or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in the like form each signed by one or more of the Directors or members of the committee concerned.

30.10
A meeting of the Board or a committee appointed by the Board may be held by means of such telephone, electronic or other communication facilities (including, without limiting the generality of the foregoing, by telephone or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. Such a meeting shall be deemed to take place where the largest group of those Directors participating in the meeting is physically assembled, or, if there is no such group, where the chairman of the meeting then is.

30.11
All acts done by the Board or by any committee or by any person acting as a Director or member of a committee or any person duly authorised by the Board or any committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated their office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director, member of such committee or person so authorised.

30.12
The Company may by resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Bye-Laws prohibiting a Director from voting at a meeting of the Board or of a committee of the Board, or ratify any transaction not duly authorised by reason of a contravention of any such provisions.

30.13
Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two (2) or more Directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned (if not debarred from voting under the provisions of Bye-Law 30.4) shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

30.14
If a question arises at a meeting of the Board or a committee of the Board as to the entitlement of a Director to vote or be counted in a quorum, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the Board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the interests of the chairman have not been fairly disclosed.

OFFICERS

31.	Officers

31.1	The Officers of the Company, who may or may not be Directors, may be appointed by the Board at any time, subject to Bye-Law 30.13. Any person appointed pursuant to this Bye-Law shall hold office for such period and upon such terms as the Board may determine and the Board may revoke or terminate any such appointment. Any such revocation or termination shall be without prejudice to any claim for damages that such Officer may have against the Company or the Company may have against such Officer for any breach of any contract of service between him and the Company which may be involved in such revocation or termination. Save as provided in the Companies Acts or these Bye-Laws, the powers and duties of the Officers of the Company shall be such (if any) as are determined from time to time by the Board.

31.2
The emoluments of any Director holding executive office for his services as such shall be determined by the Board, and may be of any description, and (without limiting the generality of the foregoing) may include admission to or continuance of membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership or any such scheme or fund.

31.3	Save as otherwise provided, the provisions of these Bye-Laws as to resignation and disqualification of Directors shall mutatis mutandis apply to the resignation and disqualification of Officers.

MINUTES

32.	Minutes

32.1	The Board shall cause minutes to be made and books kept for the purpose of recording:

32.1.1	all appointments of Officers made by the Board;

32.1.2	the names of the Directors and other persons (if any) present at each meeting of the Board and of any committee; and

32.1.3	all proceedings at meetings of the Company, of the holders of any class of shares in the Company, of the Board and of committees appointed by the Board or the Shareholders.

32.2
Shareholders shall only be entitled to see the Register of Directors and Officers, the Register, the financial information provided for in Bye-Law 39.3 and the minutes of meetings of the Shareholders of the Company.

SECRETARY AND RESIDENT REPRESENTATIVE

33.	Secretary And Resident Representative

33.1
The Secretary (including one or more deputy or assistant secretaries) and, if required, the Resident Representative, shall be appointed by the Board at such remuneration (if any) and upon such terms as it may think fit and any Secretary and Resident Representative so appointed may be removed by the Board. The duties of the Secretary and the duties of the Resident Representative shall be those prescribed by the Companies Acts together with such other duties as shall from time to time be prescribed by the Board.

33.2
A provision of the Companies Acts or these Bye-Laws requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

THE SEAL

34.	The Seal

34.1
The Board may authorise the production of a common seal of the Company and one or more duplicate common seals of the Company, which shall consist of a circular device with the name of the Company around the outer margin thereof and the country and year of registration in Bermuda across the centre thereof.

34.2	Any document required to be under seal or executed as a deed on behalf of the Company may be

34.2.1	executed under the Seal in accordance with these Bye-Laws; or

34.2.2	signed or executed by any person authorised by the Board for that purpose, without the use of the Seal.

34.3
The Board shall provide for the custody of every Seal. A Seal shall only be used by authority of the Board or of a committee constituted by the Board. Subject to these Bye-Laws, any instrument to which a Seal is affixed shall be attested by the signature of:

34.3.1	a Director; or

34.3.2	the Secretary; or

34.3.3	any one person authorised by the Board for that purpose.

DIVIDENDS AND OTHER PAYMENTS

35.	Dividends And Other Payments

35.1
The Board may from time to time declare dividends or distributions out of contributed surplus to be paid to the Shareholders according to their rights and interests, including such interim dividends as appear to the Board to be justified by the position of the Company. The Board, in its discretion, may determine that any dividend shall be paid in cash or shall be satisfied, subject to Bye-Law 37, in paying up in full shares in the Company to be issued to the Shareholders credited as fully paid or partly paid or partly in one way and partly the other. The Board may also pay any fixed cash dividend which is payable on any shares of the Company half yearly or on such other dates, whenever the position of the Company, in the opinion of the Board, justifies such payment.

35.2	Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:

35.2.1
all dividends or distributions out of contributed surplus may be declared and paid according to the amounts paid up on the shares in respect of which the dividend or distribution is paid, and an amount paid up on a share in advance of calls may be treated for the purpose of this Bye-Law as paid-up on the share;

35.2.2
dividends or distributions out of contributed surplus may be apportioned and paid pro rata according to the amounts paid-up on the shares during any portion or portions of the period in respect of which the dividend or distribution is paid.

35.3
The Board may deduct from any dividend, distribution or other monies payable to a Shareholder by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.

35.4	No dividend, distribution or other monies payable by the Company on or in respect of any share shall bear interest against the Company.

35.5
Any dividend, distribution or interest, or part thereof payable in cash, or any other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post or by courier addressed to the holder at his address in the Register or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his registered address as appearing in the Register or addressed to such person at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two (2) or more joint holders may give effectual receipts for any dividends, distributions or other monies payable or property distributable in respect of the shares held by such joint holders.

35.6
Any dividend or distribution out of contributed surplus unclaimed for a period of six (6) years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Company and the payment by the Board of any unclaimed dividend, distribution, interest or other sum payable on or in respect of the share into a separate account shall not constitute the Company a trustee in respect thereof.

35.7
The Board may also, in addition to its other powers, direct payment or satisfaction of any dividend or distribution out of contributed surplus wholly or in part by the distribution of specific assets, and in particular of paid-up shares or debentures of any other company, and where any difficulty arises in regard to such distribution or dividend, the Board may settle it as it thinks expedient, and in particular, may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution or dividend purposes of any such specific assets and may determine that cash payments shall be made to any Shareholders upon the footing of the values so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board, provided that such dividend or distribution may not be satisfied by the distribution of any partly paid shares or debentures of any company without the sanction of a Resolution.

36.	Reserves

The Board may, before declaring any dividend or distribution out of contributed surplus, set aside such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose of the Company and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.

CAPITALISATION OF PROFITS

37.	Capitalisation Of Profits

37.1
The Board may from time to time resolve to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any share premium account and accordingly that such amount be set free for distribution amongst the Shareholders or any class of Shareholders who would be entitled thereto if distributed by way of dividend and in the same proportions, on the footing that the same be not paid in cash but be applied either in or towards paying up amounts for the time being unpaid on any shares in the Company held by such Shareholders respectively or in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid amongst such Shareholders, or partly in one way and partly in the other, provided that for the purpose of this Bye-Law, a share premium account may be applied only in paying up of unissued shares to be issued to such Shareholders' credit as fully-paid.

37.2
Where any difficulty arises in regard to any distribution under this Bye-Law, the Board may settle the same as it thinks expedient and, in particular, may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments should be made to any Shareholders in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Shareholders.

RECORD DATES

38.	Record Dates

38.1
Notwithstanding any other provisions of these Bye-Laws, the Company may fix by Resolution, or the Board may fix, any date as the record date for any dividend, distribution, allotment or issue and for the purpose of identifying the persons entitled to receive notices of any general meeting. Any such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made or such notice is dispatched.

ACCOUNTING RECORDS

39.	Accounting Records

39.1
The Board shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Company's affairs and to show and explain its transactions, in accordance with the Companies Acts.

39.2
The records of account shall be kept at the Registered Office or at such other place or places as the Board thinks fit, and shall at all times be open to inspection by the Directors, PROVIDED that if the records of account are kept at some place outside Bermuda, there shall be kept at an office of the Company in Bermuda such records as will enable the Directors to ascertain with reasonable accuracy the financial position of the Company at the end of each three (3) month period. No Shareholder (other than an Officer of the Company) shall have any right to inspect any accounting record or book or document of the Company except as conferred by law or authorised by the Board or by Resolution.

39.3
A copy of every balance sheet and statement of income and expenditure, including every document required by law to be annexed thereto, which is to be laid before the Company in general meeting, together with a copy of the auditors' report, shall be sent to each person entitled thereto in accordance with the requirements of the Companies Acts.

AUDIT

40.	Audit

Save and to the extent that an audit is waived in the manner permitted by the Companies Acts, auditors shall be appointed and their duties regulated in accordance with the Companies Acts, any other applicable law and such requirements not inconsistent with the Companies Acts as the Board may from time to time determine.

SERVICE OF NOTICES AND OTHER DOCUMENTS

41.	Service Of Notices And Other Documents

41.1	Any notice or other document (including but not limited to a share certificate, any notice of a general meeting of the Company, any instrument of proxy and any document to be sent in accordance with Bye-Law 39.3) may be sent to, served on or delivered to any Shareholder by the Company

41.1.1	personally;

41.1.2	by sending it through the post (by airmail where applicable) in a pre-paid letter addressed to such Shareholder at his address as appearing in the Register;

41.1.3	by sending it by courier to or leaving it at the Shareholder's address appearing in the Register;

41.1.4
where applicable, by sending it by email or facsimile or other mode of representing or reproducing words in a legible and non-transitory form or by sending an electronic record of it by electronic means, in each case to an address or number supplied by such Shareholder for the purposes of communication in such manner; or

41.1.5
by publication of an electronic record of it on a website and notification of such publication (which shall include the address of the website, the place on the website where the document may be found, and how the document may be accessed on the website) by any of the methods set out in paragraphs 41.1.1, 41.1.2, 41.1.3 or 41.1.4 of this Bye-Law, in accordance with the Companies Acts.

In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient service on or delivery to all the joint holders.

41.2	Any notice or other document shall be deemed to have been served on or delivered to any Shareholder by the Company

41.2.1	if sent by personal delivery, at the time of delivery;

41.2.2	if sent by post, forty-eight (48) hours after it was put in the post;

41.2.3	if sent by courier or facsimile, twenty-four (24) hours after sending;

41.2.4	if sent by email or other mode of representing or reproducing words in a legible and non-transitory form or as an electronic record by electronic means, twelve (12) hours after sending; or

41.2.5	if published as an electronic record on a website, at the time that the notification of such publication shall be deemed to have been delivered to such Shareholder,

and in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed and stamped and put in the post, published on a website in accordance with the Companies Acts and the provisions of these Bye-Laws, or sent by courier, facsimile, email or as an electronic record by electronic means, as the case may be, in accordance with these Bye-Laws.

Each Shareholder and each person becoming a Shareholder subsequent to the adoption of these Bye-laws, by virtue of its holding or its acquisition and continued holding of a share, as applicable, shall be deemed to have acknowledged and agreed that any notice or other document (excluding a share certificate) may be provided by the Company by way of accessing them on a website instead of being provided by other means.

41.3	If any time, by reason of the suspension or curtailment of postal services within Bermuda or any other territory, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least one national newspaper published in the territory concerned and such notice shall be deemed to have been duly served on each person entitled to receive it in that territory on the day, or on the first day, on which the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least five (5) clear days before the meeting the posting of notices to addresses throughout that territory again becomes practicable.

41.4
Save as otherwise provided, the provisions of these Bye-Laws as to service of notices and other documents on Shareholders shall mutatis mutandis apply to service or delivery of notices and other documents to the Company or any Director, Alternate Director or Resident Representative pursuant to these Bye-Laws.

DESTRUCTION OF DOCUMENTS

42.	Destruction Of Documents

The Company shall be entitled to destroy all instruments of transfer of shares which have been registered and all other documents on the basis of which any entry is made in the register at any time after the expiration of six (6) years from the date of registration thereof and all dividend mandates or variations or cancellations thereof and notifications of change of address at any time after the expiration of two (2) years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one (1) year from the date of cancellation thereof and all paid dividend warrants and cheques at any time after the expiration of one (1) year from the date of actual payment thereof and all instruments of proxy which have been used for the purpose of a poll at any time after the expiration of one (1) year from the date of such use and all instruments of proxy which have not been used for the purpose of a poll at any time after one (1) month from the end of the meeting to which the instrument of proxy relates and at which no poll was demanded. It shall conclusively be presumed in favour of the Company that every entry in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made, that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, that every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and that every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, provided always that:

42.1	the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

42.2
nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Bye-Law; and

42.3	references herein to the destruction of any document include references to the disposal thereof in any manner.

UNTRACED SHAREHOLDERS

43.	Untraced Shareholders

43.1
The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a Shareholder or the shares to which a person is entitled by virtue of transmission on death, bankruptcy, or otherwise by operation of law if and provided that:

43.1.1	during a period of six (6) years, no dividend in respect of those shares has been claimed and at least three (3) cash dividends have become payable on the share in question;

43.1.2
on or after expiry of that period of six (6) years, the Company has inserted an advertisement in a newspaper circulating in the area of the last registered address at which service of notices upon the Shareholder or person entitled by transmission may be effected in accordance with these Bye-Laws and in a national newspaper published in the relevant country, giving notice of its intention to sell such shares:

43.1.3
during that period of six (6) years and the period of three (3) months following the publication of such advertisement, the Company has not received any communication from such Shareholder or person entitled by transmission; and

43.1.4
if so required by the rules of any securities exchange upon which the shares in question are listed for the time being, notice has been given to that exchange of the Company's intention to make such sale.

43.2
If during any six (6) year period referred to in paragraph 43.1 above, further shares have been issued in right of those held at the beginning of such period or of any previously issued during such period and all the other requirements of this Bye-Law

43.3
To give effect to any such sale, the Board may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

43.4
The net proceeds of sale shall belong to the Company which shall be obliged to account to the former Shareholder or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former Shareholder or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments as the Board from time to time thinks fit.

WINDING UP

44.	Winding Up

If the Company shall be wound up, the liquidator may, with the sanction of a Resolution of the Company and any other sanction required by the Companies Acts, divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purposes set such values as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

INDEMNITY AND INSURANCE

45.	Indemnity And Insurance

45.1
Subject to the proviso below, every Indemnified Person shall be indemnified and held harmless out of the assets of the Company against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him by or by reason of any act done, conceived in or omitted in the conduct of the Company's business or in the discharge of his duties and the indemnity contained in this Bye-Law shall extend to any Indemnified Person acting in any office or trust in the reasonable belief that he has been appointed or elected to such office or trust notwithstanding any defect in such appointment or election PROVIDED ALWAYS that the indemnity contained in this Bye-Law shall not extend to any matter which would render it void pursuant to the Companies Acts.

45.2	No Indemnified Person shall be liable to the Company for the acts, defaults or omissions of any other Indemnified Person.

45.3
Every Indemnified Person shall be indemnified out of the assets of the Company against all liabilities incurred by him by or by reason of any act done, conceived in or omitted in the conduct of the Company's business or in the discharge of his duties, in defending any proceedings, whether civil or criminal, in which judgement is given in his favour, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.

45.4
To the extent that any Indemnified Person is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relevant indemnity shall take effect as an obligation of the Company to reimburse the person making such payment or effecting such discharge.

45.5
Each Shareholder and the Company agree to waive any claim or right of action he or it may at any time have, whether individually or by or in the right of the Company, against any Indemnified Person on account of any action taken by such Indemnified Person or the failure of such Indemnified Person to take any action in the performance of his duties with or for the Company PROVIDED HOWEVER that such waiver shall not apply to any claims or rights of action arising out of the fraud of such Indemnified Person or to recover any gain, personal profit or advantage to which such Indemnified Person is not legally entitled.

45.6
Expenses incurred in defending any civil or criminal action or proceeding for which indemnification is required pursuant to these Bye-Laws shall be paid by the Company in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the Indemnified Person to repay such amount if any allegation of fraud or dishonesty is proved against the Indemnified Person PROVIDED THAT no monies shall be paid hereunder unless payment of the same shall be authorised in the specific case upon a determination that indemnification of the Director or Officer would be proper in the circumstances because he has met the standard of conduct which would entitle him to the indemnification thereby provided and such determination shall be made:

45.6.1	by the Board, by a majority vote at a meeting duly constituted by a quorum of Directors not party to the proceedings or matter with regard to which the indemnification is, or would be, claimed; or

45.6.2	in the case such a meeting cannot be constituted by lack of a disinterested quorum, by independent legal counsel in a written opinion; or

45.6.3	by a majority vote of the Shareholders.

45.7
Without prejudice to the provisions of this Bye-Law, the Board shall have the power to purchase and maintain insurance for or for the benefit of any Indemnified Person or any persons who are or were at any time Directors, Officers or employees of the Company, or of any other company which is its holding company or in which the Company or such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or any such other company, or who are or were at any time trustees of any pension fund in which employees of the Company or any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund.

AMALGAMATION

46.	Amalgamation

Any Resolution proposed for consideration by the Shareholders to approve the amalgamation of the Company with any other company, wherever incorporated, shall require the approval of:

46.1	the Board, by resolution adopted by a majority of Directors then in office, and

46.2
the Shareholders, by Resolution passed by a majority of votes cast at such meeting and the quorum for such meeting shall be that required in Bye-Law 20.1; provided that a short form amalgamation may be carried out in the manner prescribed by the Act.

CONTINUATION

47.	Continuation

Subject to the Companies Acts, the Company may with the approval of:

47.1	the Board, by resolution adopted by a majority of Directors then in office, and

47.2
the Shareholders by Resolution passed by a majority of votes attached to such of the Company's issued and outstanding Common Shares as are represented in person or by proxy approve the discontinuation of the Company in Bermuda and the continuation of the Company in a jurisdiction outside Bermuda.

ALTERATION OF BYE-LAWS

48.	Alteration Of Bye-laws

These Bye-Laws may be amended from time to time by Resolution approved by not less than three quarters of the votes attached to such of the Company's issued and outstanding Common Shares as are represented in person or by proxy.

BUSINESS COMBINATIONS

49.	Business Combinations

49.1	The following definitions shall apply with respect to the provisions of this Bye-Law:

49.1.1
"the Act" means the Securities Exchange Act of 1934 of the United States of America, as amended, and the rules and regulations thereunder (or any subsequent provisions replacing the Act, rules or regulations).

49.1.2
"Affiliate" or a person "affiliated" with a specified person means a person that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

49.1.3	"Associate" used to indicate a relationship with any person, means

49.1.3.1
any corporation or organization (other than the Company or a majority owned subsidiary of the Company) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities,

49.1.3.2	any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves a trustee or in a similar fiduciary capacity, and

49.1.3.3	any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the Company or any of its parents or subsidiaries.

49.1.4	A person shall be a "beneficial owner" of any Voting Shares:

49.1.4.1	which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly;

49.1.4.2	which such person or any of its Affiliates or Associates has, directly or indirectly,

49.1.4.2.1
the right to acquire (whether such rights is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or

49.1.4.2.2	the right to vote pursuant of any agreement, arrangement or understanding; or

49.1.4.3
beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding of the purpose of acquiring, holding, voting or disposing of any shares of Capital Stock.

For the purposes of determining whether a person is an Interested Shareholder pursuant to this Bye-Law, the number of Capital Shares deemed to be outstanding shall include shares deemed beneficially owned by such person through application of this paragraph, but shall not include any other Capital Shares that may be issuable pursuant to an agreement arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

49.1.5	"Business Combination" means:

49.1.5.1	any merger, consolidation or amalgamation of the Company or any Subsidiary (as hereinafter defined) with

49.1.5.1.1	any Interested Shareholder or

49.1.5.1.2	any other company (whether or not itself an Interested Shareholder) which is or after such merger, consolidation or amalgamation would be an Affiliate or Associates of an Interested Shareholder; or

49.1.5.2	any sale, lease, exchange, mortgage, pledge, transfer or other disposition or security arrangement, investment, loan, advance, guarantee, agreement to purchase, agreement to pay, extension of credit, joint venture participation or other arrangement (in one transaction or a series of transactions) with or for the benefit of any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder involving any assets, securities or commitments of the Company, any Subsidiary or any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder (except for any arrangement, whether as employee, consultant or otherwise, other than as a Director, pursuant to which any Interested Shareholder or any Affiliate or Associate thereof shall, directly or indirectly, have any control over or responsibility for the management of any aspect of the business or affairs of the Company, with respect to which arrangements the value tests set forth below shall not apply), together with all other such arrangements (including all contemplated future events), constitutes more than fifteen percent of the book value of the total assets (in the case of transactions involving assets or commitments other than capital shares) or fifteen percent of the Shareholders' equity (in the case of transactions in Capital Shares) of the entity in question (the "Substantial Part"), as reflected in the most recent fiscal year and consolidated balance sheet of such entity existing at the time the Shareholders of the Company would be required to approve or authorize the Business Combinations involving the assets, securities and/or commitments constituting any Substantial Part; or

49.1.5.3	the adoption of any plan or proposal for the liquidation or dissolution of the Company or for the discontinuation into another jurisdiction or for any amendment to the Company's Bye-Laws; or

49.1.5.4
any reclassification of shares or other securities (including any reverse stock split), or recapitalization of the Company, or any merger, consolidation or amalgamation of the Company with any of its Subsidiaries or any other transaction (whether or not with or into or otherwise involving an Interested Shareholder) that has the effect, directly or indirectly, of increasing the proportionate share of any class or series of Capital Shares, or any securities convertible into Capital Shares or into equity securities of any Subsidiary, that is beneficially owned by an Interested Shareholder or any Affiliate or Associate of any Interested Shareholder; or

49.1.5.5	any agreement, contract or other arrangement providing for any one or more of the actions specified in the foregoing clauses 49.1.4.1 to 49.1.4.4 inclusive.

49.1.6	"Capital Shares" means all the authorised shares in the capital of the Company.

49.1.7	"Common Shares" means all the authorised common shares in the capital of the Company.

49.1.8
"Continuing Director" means any member of the Board while such person is a member of the Board who is not an Affiliate or Associate or representative of the Interested Shareholder and was a member of the Board prior to the time that the Interested Shareholder became an Interested Shareholder, and any successor of a Continuing Director while such successor is a member of the Board of Directors, who is not an Affiliate or Associate or representative of the Interested Shareholder and is recommended or elected to succeed the Continuing Director by a majority of Continuing Directors.

49.1.9	"Control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

49.1.10	"Fair Market Value" means

49.1.10.1	in the case of cash, the amount of such cash;

49.1.10.2
in the case of shares, the highest closing sale price during the 30 day period immediately preceding the date in question of a share on the Composite Tape for New York Stock Exchange Listed Stocks, or, if such shares are not quoted on the Composite Tape, on the New York Stock Exchange, or, if such shares are not listed on such Exchange, on the principal United States securities exchange registered under the Act on which such stock is listed or, if such shares are not listed on any such exchange, the highest closing bid quotation with respect to such shares during the 30 day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System, in the pink sheets of the National Quotation Bureau or any similar system then in use, or if no such quotations are available, the fair market value on the date in question of a share as determined by a majority of the Continuing Directors in good faith; and

49.1.10.3	in the case of property other than cash or shares, the fair market value of such property on the date in question as determined in good faith by a majority of the Continuing Directors.

49.1.11
"Interested Shareholder" means any person (other than the Company or any Subsidiary and other than any profit sharing, employee share ownership or other employee benefit plan of the Company or any Subsidiary or any trustee of a fiduciary with respect to any such plan when acting in such capacity) who

49.1.11.1
is or has announced or publicly disclosed a plan or intention to become the beneficial owner of Voting Shares representing ten percent (10%) or more of the vote entitled to be cast by the holders of all then outstanding shares of Voting Shares, or

49.1.11.2
is an Affiliate or Associate of the Company and at any time within the two (2) year period immediately prior to the date in question was the beneficial owner of Voting Shares representing ten percent (10%) or more of the votes entitled to be cast by the holders of all then outstanding shares of Voting Shares.

49.1.12
"person" means any individual, firm, company or other entity and shall include any group comprised of any person and any other person with whom such person or any Affiliate or Associate of such person has any agreement, arrangement or understanding directly or indirectly, for the purpose of acquiring, holding, voting or disposing of Capital Shares.

49.1.13	"Proposed Action" means a Business Combination or any proposal to amend, repeal or adopt any provision of these Bye-Laws inconsistent with this Bye-Law.

49.1.14
"Subsidiary" means any company, wherever organised, of which a majority of any class of equity security is beneficially owned by the Company; provided, however, that for the purposes of the definition of Interested Shareholder set forth in this Bye-Law, the term "Subsidiary" shall mean only a company of which a majority of each class of equity security is beneficially owned by the Company.

49.1.15	"Voting Shares" shall mean all Capital Shares which by their terms may be voted on all matters submitted to Shareholders of the Company generally.

49.2
In addition to any affirmative vote required by law or these Bye-Laws, and except as otherwise expressly provided in Bye-Law 49.3, a Business Combination with, or proposed by or on behalf of, any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder or any person who thereafter would be an Affiliate or Associate of such Interested Shareholder shall require the affirmative vote of not less than sixty-six and two-thirds percent (66 2/3%) of the votes entitled to be cast by the holders of all the then outstanding Voting Shares, voting together as a single class, excluding Voting Shares beneficially owned by any Interested Shareholder or any Affiliate or Associate of such Interested Shareholders. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage or separate class vote may be specified, by law or in any agreement with any national securities exchange or otherwise.

49.3
The provisions of Bye-Law 49.2 shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote, if any, as is required by law or any other provision of the Bye-Laws of the Company, if all of the conditions specified in either of the following paragraphs 49.3.1or 49.3.2 are met:

49.3.1	The Business Combination shall have been approved by a majority of the Continuing Directors.

49.3.2	All of the following conditions shall have been met:

49.3.2.1
the aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of Common Shares in such Business Combination shall be at least equal to the highest amount determined under clauses 49.3.2.1.1 and 49.3.2.1.2 below:

49.3.2.1.1
(if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by or on behalf of the Interested Shareholders for beneficial ownership of Common Shares acquired by it (x) within the two (2) year period immediately prior to the first public announcement of the proposed Business Combination (the "Announcement Date") or (y) in the transaction in which it became an Interested Shareholder, whichever is higher, in either case as adjusted for any subsequent stock split, stock dividend, subdivision or reclassification with respect to the Common Shares; and

49.3.2.1.2
the Fair Market Value per share of Common Shares on the Announcement Date or on the date on which the Interested Shareholder became an Interested Shareholder (the "Determination Date"), whichever is higher, as adjusted for any subsequent stock split, stock dividend, subdivision or reclassification with respect to the Common Shares.

49.3.2.2
The aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination, of consideration other than cash to be received per share by holders of shares of any class or series of outstanding Capital Shares, other than Common Shares, shall be at least equal to the highest amount determined under clauses 49.3.2.2.1, 49.3.2.2.2 and 49.3.2.2.3 below:

49.3.2.2.1
(if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by or on behalf of the Interested Shareholder for any such class or series of Capital Shares in connection with the acquisition by the Interested Shareholder of beneficial ownership of shares of such class or series of Capital Shares (x) within the two (2) year period immediately prior to the Announcement Date or (y) in the transaction in which it became an Interested Shareholder, whichever is higher, in either case as adjusted for any subsequent share split, share dividend, subdivision or reclassification with respect to such class or series of Capital Shares;

49.3.2.2.2
the Fair Market Value per share of such class or series of Capital Shares on the Announcement Date or on the Determination Date, whichever is higher, as adjusted for any subsequent share split, subdivision or reclassification with respect to such class or series of Capital Shares; and

49.3.2.2.3
(if applicable) the highest preferential amount per share to which the holders of shares of such class or series of Capital Shares would be entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company regardless of whether the Business Combination to be consummated constitutes such an event.

49.3.2.3
The consideration to be received by holders of a particular class or series of outstanding Capital Shares shall be in cash or in the same form as previously has been paid by or on behalf of the Interested Shareholder in connection with its direct or indirect acquisition of beneficial ownership of shares of such class or series of Capital Shares. If the consideration so paid for shares of any class or series of Capital Shares varied as to form, the form of consideration for such class or series of Capital Shares shall be either cash or the form used to acquire beneficial ownership of the largest number of shares of such class or series of Capital Shares previously acquired by the Interested Shareholder.

49.3.2.4	After the Determination Date and prior to the consummation of such Business Combination;

49.3.2.4.1
except as approved by a majority of the Continuing Directors, there shall have been no failure to declare and pay at the regular date therefor any full quarterly dividends (whether or not cumulative) payable in accordance with the terms of any outstanding Capital Shares;

49.3.2.4.2
there shall have been no reduction in the annual rate of dividends paid on the Common Shares except as necessary to reflect any stock split, stock dividend or subdivision of the Common Shares, or except as approved by a majority of the Common Shares, or except as approved by a majority of the Continuing Directors;

49.3.2.4.3	there shall have been an increase in the annual rate of dividends paid on the Common Shares as necessary to reflect any reclassification (including any reverse stock split),

recapitalization, reorganization or any similar transaction that has the effect of reducing the number of outstanding Common Shares, unless the failure so to increase such annual rate is approved by a majority of the Continuing Directors; and

49.3.2.4.4
such Interested Shareholders shall not have become the beneficial owner of any additional Capital Shares except as part of the transaction that results in such Interested Shareholder becoming an Interested Shareholder and except in a transaction that; after giving effect thereto, would not result in any increase in the Interested Shareholder's percentage beneficial ownership of any class or series of Capital Shares.

49.3.2.5
A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Act shall be mailed to all Shareholders of the Company at least thirty (30) days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions). The proxy or information statement shall contain on the first page thereof, in a prominent place, any statement as to the advisability (or inadvisability) of the Business Combination that the Continuing Directors, or any of them, may choose to make and, if deemed advisable by a majority of the Continuing Directors, an opinion of an investment banking firm selected by a majority of the Continuing Directors as to the fairness (or unfairness) of the terms of the Business Combination from a financial point of view to the holders of the outstanding shares of Capital Shares other than the Interested Shareholder and its Affiliates or Associates, such investment banking firm to be paid a reasonable fee for its services by the Company.

49.3.2.6	Such Interested Shareholder shall not have any major change in the Company's business or equity capital structure without the approval of a majority of the Continuing Directors.

The provisions of this paragraph 49.3.2 shall be required to be met with respect to every class or series of outstanding Capital Shares, whether or not the Interested Shareholder has previously acquired beneficial ownership of any shares of a particular class or series of Capital Shares.

49.4
In the event of any Business Combination in which the Company survives, the phrase "consideration other than cash to be received" as used in paragraphs 49.3.2.1 and Bye-Law 49.3.2.2 shall include the Common Shares and/or the shares of any other class or series of Capital Shares retained by the holders of such shares.

49.5
A majority of the Continuing Directors shall have power and duty to determine for the purpose of this Bye-Law, on the basis of information known to them after reasonable inquiry, all questions arising under this Bye-Law including, without limitation,

49.5.1	whether a person is an Interested Shareholder,

49.5.2	the number of shares of Capital Shares or other securities beneficially owned by any person,

49.5.3	whether a person is an Affiliate or Associate of another,

49.5.4	whether a Proposed Action is with, or proposed by, or on behalf of an Interested Shareholder or an Affiliate or Associate of an Interested Shareholder,

49.5.5
whether the assets that are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the Company or any Subsidiary in any Business Combination has, an aggregate Fair Market Value of or more and

49.5.6
whether the assets or securities that are the subject of any Business Combination constitute a Substantial Part. Any such determination made in good faith shall be binding and conclusive on all parties.

The good faith determination of a majority of the Continuing Directors on such matters shall be conclusive and binding for all purposes of this Bye-Law.

49.6	Nothing contained in this Bye-Law shall be construed to relieve any Interested Shareholder from any fiduciary obligation imposed by law.

49.7
The fact that any Business Combination complies with the provisions of this Bye-Law shall not be construed to impose any fiduciary duty, obligation or responsibility on the Board or any member thereof, to approve such Business Combination or recommend its adoption or approval to the Shareholders of the Company, nor shall such compliance limit, prohibit or otherwise restrict in any manner the Board or any member thereof, with respect to evaluations of or actions and responses taken with respect to such Business Combination.

49.8	A Proposed Action is presumed to have been proposed by, or on behalf of, an Interested Shareholder or a person who thereafter would become such if

49.8.1
after the Interested Shareholder became such, the Proposed Action is proposed following the election of any Director who with respect to such Interested Shareholder, would not qualify to serve as a Continuing Director or

49.8.2
such Interested Shareholder, Affiliate, Associate or person votes for or consents to the adoption of any such Proposed Action, unless as to such Interested Shareholder, Affiliate, Associate or person a majority of the Continuing Directors makes a good faith determination that such Proposed Action is not proposed by or on behalf of such Interested Shareholder, Affiliate, Associate or person, based on information known to them after reasonable inquiry.

49.9
Notwithstanding any other provisions of these Bye-Laws (and notwithstanding the fact that a lesser percentage or separate class vote may be specified by law or these Bye-Laws), any proposal to amend, repeal or adopt any provision of these Bye-Laws inconsistent with this Bye-Law which is proposed by or on behalf of an Interested Shareholder or an Affiliate or Associate of an Interested Shareholder shall require the affirmative vote of the holders of not less than seventy-five percent (75%) of votes attached to such of the Company's issued and outstanding Common Shares as are represented in person or by proxy, voting together as a single class, excluding Voting Shares beneficially owned by such Interested Shareholder; provided, however, that this Bye-Law 49.9 shall not apply to, and such seventy-five percent (75%) vote shall not be required for, any amendment, repeal or adoption unanimously recommended by the Board if all of the Directors on the Board are persons who would be eligible to serve as Continuing Directors within the meaning of Bye-Law 49.1.7.